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Exhibit 99.1

Management's Discussion & Analysis
For the three and nine months ended September 30, 2009

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of November 2, 2009, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2008 and the corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and nine months ended September 30, 2009, as well as our outlook.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and the Cautionary Statement on Forward-Looking Information contained at the end of the MD&A. In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile, Ecuador and the Russian Federation. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

        The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Financial and Operating Highlights

	Three months ended September 30,					Nine months ended September 30,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)
	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(b)	591,067	620,342	(29,275)	(5%	)	1,801,281	1,375,320	425,961	31%
Sold(b)	608,574	590,522	18,052	3%		1,850,475	1,278,019	572,456	45%
Attributable gold equivalent ounces(a)
Produced(b)	537,440	551,510	(14,070)	(3%	)	1,624,807	1,289,326	335,481	26%
Sold(b)	554,232	533,614	20,618	4%		1,664,647	1,221,111	443,536	36%
Financial Highlights
Metal sales	$582.3	$503.7	$78.6	16%		$1,713.1	$1,132.6	$580.5	51%
Cost of sales(c)	$271.6	$229.6	$42.0	18%		$776.1	$552.1	$224.0	41%
Accretion and reclamation expense	$4.7	$4.3	$0.4	9%		$13.9	$12.9	$1.0	8%
Depreciation, depletion and amortization	$109.7	$88.9	$20.8	23%		$337.9	$164.2	$173.7	106%
Operating earnings	$124.6	$136.7	$(12.1)	(9%	)	$419.7	$293.3	$126.4	43%
Net earnings (loss)	$(21.5)	$64.7	$(86.2)	(133%	)	$74.3	$161.6	$(87.3)	(54%	)
Basic earnings (loss) per share	$(0.03)	$0.10	$(0.13)	(130%	)	$0.11	$0.26	$(0.15)	(58%	)
Diluted earnings (loss) per share	$(0.03)	$0.10	$(0.13)	(130%	)	$0.11	$0.26	$(0.15)	(58%	)
Cash flow from (used for) operating activities	$141.9	$206.0	$(64.1)	(31%	)	$479.1	$242.6	$236.5	97%
Average realized gold price per ounce	$956	$857	$99	12%		$926	$888	$38	4%
Consolidated cost of sales per equivalent ounce sold(d)	$446	$389	$57	15%		$419	$432	$(13)	(3%	)

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2009 was 65.35:1, compared with 57.77:1 for the third quarter of 2008 and for the first nine months of 2009 was 67.96:1, compared with 54:05:1 for the first nine months of 2008.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
Consolidated cost of sales per equivalent ounce sold is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

Consolidated Financial Performance

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%).

Third quarter 2009 vs. Third quarter 2008

        In the third quarter of 2009, Kinross' attributable production was 537,440 gold equivalent ounces, comparable to the 551,510 produced during the same period of 2008. Increases from a full quarter of production at Kettle River-Buckhorn and the Paracatu expansion, both of which commenced commercial operations during the fourth quarter of 2008, were offset by fewer ounces produced at Fort Knox, primarily due to fewer tonnes processed and lower grades and at Kupol, primarily due to lower grades.

        Metal sales increased by 16% to $582.3 million in the third quarter compared with $503.7 million in the third quarter of 2008, due to more gold equivalent ounces sold and higher realized gold and silver prices. Kinross recorded a net loss of $21.5 million, or $0.03 per share, for the quarter compared with net income of $64.7 million or $0.10 per share for the same period in 2008. Financial results for the third quarter of 2009 reflect increased gold equivalent ounces sold from the Paracatu expansion and Kettle River-Buckhorn, which were in development in the third quarter of 2008. The average realized gold price was $956 per ounce, 12% higher than the $857 per ounce in the third quarter of 2008.

        Metal sales reflect a higher realized gold price and higher gold equivalent ounces sold, which increased to 608,574 compared with 590,522 in the third quarter of 2008. Gold equivalent ounces sold were higher than production and the third quarter of 2008, primarily due to timing of shipments at Kettle River-Buckhorn and at La Coipa.

        Cost of sales was $271.6 million, 18% higher than the same period in the prior year and largely in-line with the increase in metal sales. Cost of sales was impacted by more gold equivalent ounces sold in the current year. Additionally, higher costs were experienced as a result of the on-going challenges in achieving targeted throughput and recovery in the new plant at Paracatu. Cost of sales was positively impacted by the strengthening of the U.S. dollar relative to the Russian rouble, Brazilian real and Chilean peso. Depreciation, depletion and amortization was $109.7 million, compared with $88.9 million in the third quarter of 2008 and largely reflects higher gold equivalent ounces sold. In the third quarter of 2008, Kettle River-Buckhorn and the Paracatu expansion were in development and not being depreciated.

        Operating earnings of $124.6 million were recorded in the third quarter of 2009, 9% lower than the third quarter of 2008. Operating earnings were impacted by higher metal sales offset by increases in cost of sales and depreciation, depletion and amortization.

        Net earnings in the third quarter of 2009 reflect higher gold equivalent ounces sold, although this was offset by higher depreciation, foreign exchange losses, and higher income and mining tax expenses for the quarter. Included in net earnings is a tax expense of $58.6 million for the three months ended September 30, 2009, related to foreign exchange gains on US dollar intercompany and third party debt owing by Paracatu. The tax expense related to the gains is calculated locally in Brazilian Reais and is included in the consolidated income tax expense, however, since the Company's functional currency is the US dollar, this foreign exchange gain is excluded from the Company's consolidated income before taxes. Excluding the tax expense on this foreign exchange gain, the Company's consolidated effective tax rate was 34.3% for the three months ended September 30, 2009. The Company also recorded foreign exchange losses of $35 million as a result of the revaluation of foreign currency denominated balances, largely future income and mining taxes, as a result of a weaker spot US dollar at September 30, 2009 compared with June 30, 2009.

        During the third quarter of 2009 cash flow provided from operating activities was $141.9 million, a decrease of $64.1 million compared with cash flow provided from operating activities of $206.0 million in 2008. In 2009, the change in accounts payable was largely due to the decrease in income and mining taxes payable at Kupol at September 30, 2009, due to timing of installment payments during the quarter. Additionally in 2008, accounts payable and other liabilities were increased largely as a result of higher spending due to higher operating levels, as well as an increase in taxes payable at Kupol.

First nine months 2009 vs. First nine months 2008

        For the first nine months of 2009, Kinross' attributable production increased by 26% to 1,624,807 gold equivalent ounces compared with 1,289,326 for the first nine months of 2008. Nine months of attributable production at Kupol and Kettle River-Buckhorn resulted in an increase in attributable production of 382,631 gold equivalent ounces while Paracatu produced 107,760 gold equivalent ounces more in the first nine months of 2009. This increase was offset to some extent by lower production at Fort Knox, primarily the result of lower grades, and Round Mountain, the result of lower throughput. Additionally, 2008 production included 41,094 gold equivalent ounces at Julietta, which was sold in August 2008.

        Metal sales for the first nine months of 2009 were $1,713.1 million, a 51% increase compared with the first nine months of 2008. The increase in metal sales can be attributed to higher realized gold and silver prices and more gold equivalent ounces sold. Gold equivalent ounces sold for the first nine months were 1,850,475, an increase of 45% over the first nine months of the prior year as 2009 reflected nine months of production from Kupol, Kettle River-Buckhorn and the Paracatu expansion. These operations were in various stages of development during the first nine months of 2008. Gold equivalent ounces sold were higher primarily due to higher production. Additionally, gold equivalent ounces sold in 2009 were partially impacted by timing of shipments, as shipments produced at the end of 2008 were sold in 2009.

        Cost of sales increased by 41% to $776.1 million compared with $552.1 million for the first nine months of 2008, which reflects more gold equivalent ounces sold. Additionally, higher costs were experienced as a result of the on-going challenges in achieving targeted throughput and recovery in the new plant at Paracatu. Cost of sales was positively impacted by the strengthening of the U.S. dollar relative to the Russian rouble, Brazilian real and Chilean peso over the first nine months of 2009 compared with 2008.

        Depreciation, depletion and amortization increased to $337.9 million compared with $164.2 million for 2008, as 2009 results reflect the impact of nine months of depreciation at Kupol, Kettle River-Buckhorn and the Paracatu expansion project that were in development and not depreciated during the earlier part of 2008.

        During the first nine months of 2009, the Company recorded operating earnings of $419.7 million compared with $293.3 million for the first nine months of 2008, an increase of 43%. Operating earnings reflect the impact of higher gold equivalent ounces sold and lower cost of sales per ounce, offset by higher depreciation, depletion and amortization.

        Net earnings for the year-to-date reflect higher gold equivalent ounces sold, although this was partially offset by higher depreciation, foreign exchange losses, and higher income and mining tax expenses. Included in net earnings is a tax expense of $47.2 million for the nine months ended September 30, 2009, related to foreign exchange gains on US dollar intercompany and third party debt owing by Paracatu. The tax expense related to the gains is calculated locally in Brazilian Reais and is included in the consolidated income tax expense, however, since the Company's functional currency is the US dollar, this foreign exchange gain is excluded from the Company's consolidated income before taxes. Excluding the tax expense on this foreign exchange gain, the Company's consolidated effective tax rate was 32.1% for the nine months ended September 30, 2009. The Company also recorded foreign exchange losses of $86.9 million as a result of the revaluation of foreign currency denominated balances, largely future income and mining taxes, as a result of a weaker spot US dollar at September 30, 2009 compared with December 31, 2008.

        Operating cash flows of $479.1 million reflect the impact of higher gold equivalent ounces sold in addition to the impact of a lower cost of sales per gold equivalent ounce. Additionally, operating cash flows were positively impacted by a smaller change in inventory balances, as 2008 reflects the build up of inventory at Kupol. This was offset to some extent by a reduction in accounts payable and other liabilities, as the accounts payables that had been built up at the of end 2008, to handle higher activity due to growth, were paid during 2009.

        Cost of sales per ounce declined by 3% compared with the first nine months of 2008, largely due to sales of lower cost production from Kupol.

2.     Impact of Key Economic Trends

        Kinross' 2008 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects significant changes since the preparation of the 2008 Annual MD&A.

Price of gold

        Gold price is the largest single factor in determining profitability and cash flow from operations. During the third quarter of 2009, the average price of gold was $960 per ounce, with gold trading in a range of $909 to $1,019 per ounce based on the London PM Fix gold price. This compares to an average of $872 per ounce in the third quarter of 2008, with a low of $741 and a high of $986 per ounce. During the third quarter of 2009, Kinross realized an average price of $956 per ounce compared with $857 in the same period of the prior year. For the first nine months of 2009, the price of gold averaged $931 per ounce compared with $897 per ounce for the first nine months of 2008. In the first nine months of 2009 Kinross realized an average price of $926 per ounce compared to $888 per ounce in the first nine months of 2008.

Foreign currencies

        The Company's non-U.S. operations and exploration activities are carried out in Brazil, Chile, Ecuador and the Russian Federation, with a portion of operating costs and capital expenditures denominated in local currency. For the third quarter and for the first nine months of 2009, the U.S. dollar strengthened against the Russian rouble, Brazilian real and Chilean peso compared with the same periods in 2008. However, although the average US dollar foreign exchange rates have strengthened during the quarter and for the nine months ended September 30, the spot US dollar rate was weaker at September 30, 2009 compared with June 30, 2009 and December 31, 2008, which resulted in foreign exchange losses, for the quarter and for the year to date due to the revaluation of foreign currency denominated balances.

Cost pressures

        The Company has been impacted by cost pressures on development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines. However, all operations experienced lower fuel costs during the third quarter of 2009 compared with the third quarter of 2008. During the third quarter of 2009 and the first nine months of 2009, the West

Texas Intermediate Crude price averaged $68 per barrel and $57 per barrel respectively, compared with $118 per barrel and $114 per barrel in the same periods in 2008.

3.     Outlook

        The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%). Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

        Approximately 55%-60% of the Company's costs are denominated in U.S. dollars.

        A 10% change in foreign exchange could result in an approximate $7 impact on cost of sales per ounce.(1)

(1)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

        A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Operational Outlook

        The Company has revised its production guidance and now expects to produce 2.2 million attributable gold equivalent ounces (from 2.3 to 2.4 million gold equivalent ounces as disclosed in Kinross' second quarter MD&A) for the full-year 2009, primarily due to a longer than expected ramp-up at the Paracatu expansion. Cost of sales per gold equivalent ounce is expected to be approximately $435 to $450 (from $390 to $420 as disclosed in Kinross' second quarter MD&A) for the full year 2009, primarily from costs incurred for the year-to-date and higher than anticipated costs from a slower than expected ramp up at Paracatu.

        Based on the expansion plant's current operating levels and an expected production run rate of approximately 35,000 gold equivalent ounces per month in the fourth quarter of 2009, the Company expects full-year 2009 gold equivalent production at the Paracatu operation to be approximately 340,000-360,000 ounces, at an average cost of sales per ounce of $700-735.

        The Company revised its regional guidance for Brazil, where it now expects to produce 420,000 to 440,000 gold equivalent ounces (from 480,000 to 550,000 as disclosed in Kinross' second quarter MD&A) at an average cost of sales of $645 to $670 (from $525 to $570, as disclosed in Kinross' second quarter MD&A) per ounce for the full-year 2009. The revision to Brazilian cost guidance reflects results for the first nine months of 2009 in addition to the revision in production guidance noted above. Guidance for all other regions remains unchanged.

        On a by-product accounting basis, Kinross expects to produce 2.1 million ounces of gold (from 2.1 to 2.2 million gold ounces, as disclosed in Kinross' second quarter MD&A) and 12.0 million ounces of silver (from 12.0 to 12.5 million ounces of silver, as disclosed in Kinross' second quarter MD&A). Cost of sales per gold ounce on a by-product accounting basis are expected to be approximately $385 to $400 (from $360 to $390, as disclosed in the second quarter MD&A) as a result of the changes noted above.

        Capital expenditures for 2009 are expected to be $500 million (unchanged from the disclosure in the second quarter MD&A).

        Exploration and business development expenses for 2009 are expected to be approximately $75.0 million, of which approximately $65.0 million will be allocated for exploration and corporate development, and $10.0 million for technical services and environment, health and safety.

        Kinross currently expects its gold equivalent production in 2010 to be similar to its revised forecast for 2009 production. The Company plans to issue comprehensive guidance on 2010 production and costs in January, 2010.

4.     Developments

Project Updates

        The forward-looking information contained in this section of the MD&A section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

Lobo-Marte

        The initial pre-feasibility study at Lobo-Marte which commenced in June is expected to be completed by year-end. Metallurgical testing has started for the Lobo deposit and results are expected by year-end to support the pre-feasibility study. Engineering and consulting firms have been retained for environmental impact analysis and preparation of project permit documents. Engineering work is progressing as planned.

Fruta del Norte

        During the third quarter the Company continued work at its Fruta del Norte project. Fieldwork at the site consisted of environmental baseline studies, activation of water treatment systems, reconstruction of a key bridge on the access road, health and safety training, and education programs for the workforce. The land acquisition program continued to advance, while engineering and metallurgical studies also moved ahead.

        The Company is continuing to work with the Ministry of Non-Renewable Natural Resources to obtain final authorization to recommence its infill drilling campaign. The Ministry has advised mining companies that the regulations to the new Ecuadorian Mining Law are scheduled to be issued in early November 2009. It is anticipated that the release of the regulations will facilitate the restart of large scale mining activity in the country.

Cerro Casale

        The Company is now in the process of reviewing and optimizing the draft feasibility study on Cerro Casale with Barrick Gold and the technical committee that oversaw the work. The Company expects to release details of the study and file a technical report in the first quarter of 2010, including overall project economics, assumptions, and recommendations. Based on configuration updates currently under review, capital expenditures may be slightly higher than previously indicated and operating expenses slightly lower. However, continued optimization of the project could result in different dynamics. In parallel, permitting and engineering development work is continuing, and the Company expects to spend approximately $50 million in 2010 to support advancing the project.

Maricunga expansion

        At Maricunga, an analysis was completed as part of the preliminary feasibility study to define the best option to increase production given the current ore reserve base. The most attractive option involves a 50 per cent increase in ore processing through increasing the capacity of the existing crushing plant and construction of a new primary crusher. With an expansion option defined, the Company has begun an environmental impact analysis and expects to complete a feasibility study in the first half of 2010.

Round Mountain expansion

        The Company is progressing with plans to expand the existing Round Mountain pit and heap leach facility, which may extend the current life of mine by up to seven years. A draft environmental impact statement (EIS) was issued at the end of July 2009 and a final EIS is expected to be completed during the first half of 2010. State and local permitting is proceeding as expected, and approvals are also expected during the first half of 2010. A feasibility study for the Gold Hill portion of the expansion is scheduled for completion in the second quarter of 2010.

Exploration update

        Of the total exploration and business development expenses, expensed exploration totalled $17.3 million and capitalized exploration was $4.8 million.

        Kinross was active on 25 mine site, near-mine and greenfields projects with a total of 61,695 metres drilled (48,128 metres expensed and 13,567 metres capitalized). Highlights for the quarter included:

•
La Coipa District:  Nineteen holes (3,289 metres) were drilled targeting mineralized extensions of ore exposed at the bottom of the pit. Drilling continued on the CMLC joint venture property (50% Kinross) with 24 holes (7,009 metres) completed at Puren West and Pompeya.

•
Kettle River/Buckhorn:  A total of 5,623 metres were drilled at the North Skarn (11 holes) and SWZ deeps (7 holes completed) targets. Additional drilling is planned to follow-up ore grade intercepts encountered in 2008 drilling on the Curlew property.

•
Kupol Mine:   Twenty core holes (6,656 metres) were completed on the 650 Zone, Northern Extension Zone and T2 targets.

•
Fort Knox:   Four rigs (two reverse circulation and two core) targeting additional reserve ounces in the pit completed 52 holes for 12,526 metres. The program is on schedule and over 95% complete. Reverse circulation drilling commenced on the Float Zone target 5 km from the Fort Knox pit Assay results from the 39 hole program (4,647 metres) at Gil-Sourdough (8 km from the mine) were received.

•
Lobe-Marte:  Metallurgical drilling continued with three core drills completing 11 holes (4,560 metres). The program was 77% complete by the end of the quarter and is scheduled for completion mid-November.

•
Maricunga:   Drilling commenced at Verde West and will be completed end of October.

•
Kupol East and West (37.5% Kinross):  Drilling to follow-up mineralized intercepts at Maroshka West (4 km from the Kupol mill) will commence in November.

•
Fruta del Norte:  Four core drills remain ready to start when permits are received. Detailed core logging was completed to identify structural controls to high grade mineralization which will improve understanding of the resource model.

•
Ixhuatan (Kinross earning 70%):  The expenditure period under the option agreement expired in late October with work by Kinross on the property having previously ended in September. Kinross has until January 25, 2010 to exercise the option to earn a 60% interest in the Ixhuatan property.

Other Developments

Technical alliance with Polyus Gold

        Kinross has entered into a technical alliance with Polyus Gold to continue the joint assessment of the Nezhdaninskoye deposit in the Republic of Sakha (Yakutia) in the Russian Federation, and to explore other opportunities for exploration and development in the country. According to the terms of the agreement, Kinross and Polyus have extended the previously announced timetable for initiating a full feasibility study of the Nezhdaninskoye deposit, and will now conduct a strategic review to more fully assess various technical alternatives for cost-effectively developing all or part of the deposit. The strategic review will be completed within 12 months, at which time Kinross will have 60 days to decide whether to proceed with further exploration and development, including a feasibility study. Kinross and Polyus have also agreed to conduct joint exploration work. Both parties have further agreed on a non-exclusive basis to consider and potentially pursue cooperative business opportunities related to other projects in the Russian Federation. Under the terms of the agreement, it is expected that Kinross' investment in the technical alliance will total approximately $20 million over 24 months, commencing November 2009.

New collective agreement at La Coipa

        On August 1, unionized workers at La Coipa voted to accept a new three year collective agreement, ending a strike that began on July 8.

Shelf Prospectus

        In the first quarter of 2009, Kinross filed a preliminary shelf prospectus in Canada and a shelf registration statement in the United States qualifying the issuance of up to $1 billion of common shares and debt securities. While the Company does not currently plan to issue any securities in the near term, maintaining a current shelf prospectus with the regulators will allow the Company to more readily access the Canadian and U.S. public capital markets.

Investments in Harry Winston

        On March 31, 2009, Kinross closed its investment in the Diavik Diamond Mine and Harry Winston Diamond Corporation ("Harry Winston"). Kinross subscribed for new partnership units representing a 22.5% interest in the limited partnership which holds Harry Winston's 40% joint venture interest in the Diavik Diamond Mine (therefore, a 9% indirect interest in the mine), for a gross subscription price of $127.2 million including transaction costs. Upon closing, Kinross' interest in the cash held in the partnership was approximately $21.4 million. Kinross also subscribed for 15.2 million treasury shares of Harry Winston at a price of $3.00 per share, representing approximately 19.9% of Harry Winston's issued equity following the transaction, for an investment of $46.3 million including transaction costs.

Acquisition of the remaining interest in Lobo-Marte

        On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM ("Minera") through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for net cash of $41.4 million including transaction costs, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is U.S.$760 per ounce or more. In 2008, Kinross had acquired a 40% interest in Minera from certain subsidiaries of Anglo American plc. As of January 7, 2009, the financial statements of Minera are being consolidated.

Issue of Equity

        On February 5, 2009, the Company completed a public offering of common shares at a price of U.S.$17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for net proceeds of U.S.$396.4 million. The Company intends to use the net proceeds from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

5.     Consolidated Results of Operations

Operating Highlights

	Three months ended September 30,					Nine months ended September 30,
(in millions, except ounces and per share amounts)	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	591,067	620,342	(29,275)	(5%	)	1,801,281	1,375,320	425,961	31%
Sold(b)	608,574	590,522	18,052	3%		1,850,475	1,278,019	572,456	45%
Attributable gold equivalent ounces(a)
Produced(b)	537,440	551,510	(14,070)	(3%	)	1,624,807	1,289,326	335,481	26%
Sold(b)	554,232	533,614	20,618	4%		1,664,647	1,221,111	443,536	36%
Gold ounces — sold	560,536	531,032	29,504	6%		1,690,526	1,133,731	556,795	49%
Silver ounces — sold (000s)	3,139	3,437	(298)	(9%	)	10,901	7,881	3,020	38%
Average realized gold price ($/ounce)	$956	$857	$99	12%		$926	$888	$38	4%
Financial Data
Metal sales	$582.3	$503.7	$78.6	16%		$1,713.1	$1,132.6	$580.5	51%
Cost of sales(c)	$271.6	$229.6	$42.0	18%		$776.1	$552.1	$224.0	41%
Accretion and reclamation expense	$4.7	$4.3	$0.4	9%		$13.9	$12.9	$1.0	8%
Depreciation, depletion and amortization	$109.7	$88.9	$20.8	23%		$337.9	$164.2	$173.7	106%
Operating earnings	$124.6	$136.7	$(12.1)	(9%	)	$419.7	$293.3	$126.4	43%
Net earnings (loss)	$(21.5)	$64.7	$(86.2)	(133%	)	$74.3	$161.6	$(87.3)	(54%	)

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2009 was 65.35:1, compared with 57.77:1 for the third quarter of 2008 and for the first nine months of 2009 was 67.96:1, compared with 54:05:1 for the first nine months of 2008.
(c)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Operating Earnings (Loss) by Segment

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2009	2008	Change	% Change(c)		2009	2008	Change	% Change(c)
Operating segments
Fort Knox	$15.4	$33.4	$(18.0)	(54%	)	$37.2	$87.4	$(50.2)	(57%	)
Round Mountain	18.6	21.5	(2.9)	(13%	)	48.9	67.9	(19.0)	(28%	)
Kettle River-Buckhorn	17.5	(1.7)	19.2	nm		33.1	(6.3)	39.4	nm
Kupol	94.5	85.3	9.2	11%		325.0	83.3	241.7	290%
Paracatu	0.8	18.8	(18.0)	(96%	)	10.0	66.7	(56.7)	(85%	)
Crixás	7.2	8.8	(1.6)	(18%	)	15.7	28.6	(12.9)	(45%	)
La Coipa	5.7	2.4	3.3	138%		33.4	35.0	(1.6)	(5%	)
Maricunga	19.8	8.5	11.3	133%		53.1	40.8	12.3	30%
Julietta(a)	—	(1.7)	1.7	100%		—	(3.1)	3.1	100%
Non-operating segments
Fruta del Norte	(7.3)	—	(7.3)	nm		(14.6)	—	(14.6)	nm
Cerro Casale	—	(0.2)	0.2	100%		(0.4)	(1.8)	1.4	78%
Corporate and Other(b)	(47.6)	(38.4)	(9.2)	(24%	)	(121.7)	(105.2)	(16.5)	(16%	)

Total	$124.6	$136.7	$(12.1)	(9%	)	$419.7	$293.3	$126.4	43%

(a)
2008 includes results of operations from the Julietta mine sold on August 16, 2008.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.
(c)
"nm" means not meaningful.

Mining Operations

Fort Knox (100% ownership and operator) — USA

	Three months ended September 30,					Nine months ended September 30,
	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,799	7,610	(1,811)	(24%	)	20,994	18,714	2,280	12%
Tonnes processed (000's)	3,091	3,815	(724)	(19%	)	9,408	10,308	(900)	(9%	)
Grade (grams/tonne)	0.80	0.96	(0.16)	(17%	)	0.71	0.91	(0.20)	(22%	)
Recovery	82.7%	80.1%	2.6%	3%		81.8%	82.0%	(0.2% )	(0%	)
Gold equivalent ounces:
Produced	60,629	100,969	(40,340)	(40%	)	176,646	251,972	(75,326)	(30%	)
Sold	60,935	101,729	(40,794)	(40%	)	173,802	254,403	(80,601)	(32%	)
Financial Data (in millions)
Metal sales	$59.0	$88.3	$(29.3)	(33%	)	$163.1	$228.0	$(64.9)	(28%	)
Cost of sales(a)	36.0	45.1	(9.1)	(20%	)	103.5	114.8	(11.3)	(10%	)
Accretion and reclamation expense	0.4	0.4	—	—%		1.2	0.9	0.3	33%
Depreciation, depletion and amortization	6.0	8.5	(2.5)	(29%	)	18.3	22.2	(3.9)	(18%	)

	16.6	34.3	(17.7)	(52%	)	40.1	90.1	(50.0)	(55%	)
Exploration	1.1	0.5	0.6	120%		2.7	1.0	1.7	170%
Other	0.1	0.4	(0.3)	(75%	)	0.2	1.7	(1.5)	(88%	)

Segment earnings	$15.4	$33.4	$(18.0)	(54%	)	$37.2	$87.4	$(50.2)	(57%	)

(a)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter of 2009 vs. Third quarter of 2008

        Tonnes of ore mined during the third quarter of 2009 were 24% lower than the same period of 2008, as modifications were made to the mine plan during the quarter due to geotechnical problems in two areas of the pit wall. The mine plan was modified in order to improve stability in the pit wall so that production focused on higher grades, although a harder portion of the ore body. Tonnes of ore processed decreased as harder ore was delivered to the mill. The gold grade processed was 17% lower than the third quarter of 2008 as the ore processed during the quarter was sourced from an area of the pit that had a lower grade than in 2008. Production during the quarter was impacted by the fewer tonnes processed and the lower gold grade.

        Heap leaching began at Fort Knox in the third quarter and initial gold production has commenced in the fourth quarter. Application of the process solution was delayed by one month due to the impact of inclement weather on completion of the heap liner installation. In order to avoid freezing of the pile over the first winter it is planned to stop stacking ore at very low temperatures.

        Metal sales were lower than the same period in the prior year, largely due to fewer ounces sold, which was primarily due to lower production. Of the $29.3 million reduction in revenue, a reduction of $35.4 million was the result of a decrease in gold equivalent ounces sold, which was offset by an increase in the average realized gold price per ounce. Cost of sales was lower than the third quarter of 2008 largely due to fewer ounces sold. Also contributing to the decrease in the cost of sales was a reduction in costs due to lower material mined and processed and lower ounces sold during the quarter.

First nine months of 2009 vs. First nine months of 2008

        Tonnes of ore mined increased during the first nine months of 2009 compared with the first nine months of 2008 due to the addition of mining equipment and the stockpiling of lower grade heap leach ore. Tonnes of ore processed were lower because the revised mine plan delivered harder ore to the mill than the same period in 2008. The grade mined was lower in 2009 as the mine plan called for mining an area of the pit with a lower grade than the area mined in 2008. Lower grades and a slightly lower recovery resulted in lower production.

        Metal sales were lower than the same period in the prior year, largely due to lower ounces sold. The impact on revenue of lower volumes sold was $72.2 million for the first nine months. Cost of sales were lower largely due to fewer ounces produced and sold.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended September 30,					Nine months ended September 30,
	2009	2008	Change	% Change(d)		2009	2008	Change	% Change(d)
Operating Statistics(a)
Tonnes ore mined (000's)(b)	6,871	7,210	(339)	(5%	)	17,380	17,774	(394)	(2%	)
Tonnes processed (000's)(b)	7,792	9,447	(1,655)	(18%	)	23,287	29,149	(5,862)	(20%	)
Grade (grams/tonne)	0.53	0.50	0.03	6%		0.52	0.46	0.06	13%
Gold equivalent ounces:
Produced	59,375	63,283	(3,908)	(6%	)	160,873	192,457	(31,584)	(16%	)
Sold	59,007	64,259	(5,252)	(8%	)	162,905	190,988	(28,083)	(15%	)
Financial Data (in millions)
Metal sales	$56.7	$55.9	$0.8	1%		$152.3	$172.4	$(20.1)	(12%	)
Cost of sales(c)	31.2	28.6	2.6	9%		85.8	85.5	0.3	—%
Accretion and reclamation expense	0.4	0.4	—	—%		1.2	1.1	0.1	9%
Depreciation, depletion and amortization	6.4	5.3	1.1	21%		16.0	17.3	(1.3)	(8%	)

	18.7	21.6	(2.9)	(13%	)	49.3	68.5	(19.2)	(28%	)
Exploration	—	0.1	(0.1)	100%		0.3	0.6	(0.3)	(50%	)
Other	0.1	—	0.1	nm		0.1	—	0.1	nm

Segment earnings	$18.6	$21.5	$(2.9)	(13%	)	$48.9	$67.9	$(19.0)	(28%	)

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
"Tonnes of ore mined/processed" represents 100% of mine production.
(c)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
"nm" means not meaningful.

Third quarter of 2009 vs. Third quarter of 2008

        Tonnes of ore processed during the quarter were lower than the third quarter of 2008 due to the depletion in 2008 of the remaining low grade stockpile ore. All ore currently being placed on the heap leach pad is sourced from the pit. Gold equivalent ounces produced were 6% lower than the same period in the prior year due to the lower tonnes processed, which more than offset the higher grade.

        Metal sales were largely in-line with the third quarter of 2008, as the higher gold prices realized offset the impact of the reduction in ounces produced. Depreciation, depletion and amortization was higher primarily due to the depreciation of assets acquired during the year.

First nine months of 2009 vs. First nine months of 2008

        The reduction in tonnes placed on the leach pads was primarily due to depletion in 2008 of the remaining low grade stockpile ore. All tonnes currently being placed on the dedicated pads are sourced from the pit. Gold equivalent ounces produced were 16% lower than the first nine months of 2008 due to lower tonnes processed, which more than offset the higher grade.

        Metal sales were 12% lower during the first nine months of 2009 as compared with 2008 reflecting lower ounces sold, of which the impact was approximately $25.3 million. Depreciation, depletion and amortization was also reduced as reserves increased, thereby increasing the base upon which depreciation, depletion and amortization is calculated.

Kettle River-Buckhorn (100% ownership and operator) — USA

	Three months ended September 30,				Nine months ended September 30,
	2009	2008	Change	% Change(b)	2009	2008	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	87	8	79	nm	190	8	182	nm
Tonnes processed (000's)	82	—	82	nm	185	—	185	nm
Grade (grams/tonne)	19.57	—	19.57	nm	19.8	—	19.8	nm
Recovery	95.4%	—	95.4%	nm	94.7%	—	94.7%	nm
Gold equivalent ounces:
Produced	49,486	—	49,486	nm	111,192	—	111,192	nm
Sold	57,832	—	57,832	nm	120,407	—	120,407	nm
Financial Data (in millions)
Metal sales	$56.0	$—	$56.0	nm	$113.8	$—	$113.8	nm
Cost of sales(a)	18.1	—	18.1	nm	37.1	—	37.1	nm
Accretion and reclamation expense	0.3	0.2	0.1	50%	0.9	0.7	0.2	29%
Depreciation, depletion and amortization	19.5	—	19.5	nm	41.6	0.1	41.5	nm

	18.1	(0.2)	18.3	nm	34.2	(0.8)	35.0	nm
Exploration	1.6	1.5	0.1	7%	2.1	2.3	(0.2)	(9%	)
Other	(1.0)	—	(1.0)	nm	(1.0)	3.2	(4.2)	(131%	)

Segment earnings (loss)	$17.5	$(1.7)	$19.2	nm	$33.1	$(6.3)	$39.4	nm

(a)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(b)
"nm" means not meaningful.

Third quarter of 2009 vs. Third quarter of 2008

        Kettle River-Buckhorn continues to perform as expected. For the quarter, gold equivalent ounces produced were 49,486, 46% higher than the second quarter of 2009. Gold equivalent ounces produced and sold were higher than the second quarter of 2009, due to optimization initiatives and the Kettle River-Buckhorn Mine reaching the estimated full production rate of 907 tonnes per day, which increased the amount of tonnes mined and processed. Gold equivalent ounces sold increased to 57,832 compared to 27,414 in the second quarter of 2009 primarily due to higher ounces produced. Additionally, shipments that were produced at the end of the second quarter of 2009 were sold in July.

First nine months of 2009 vs. First nine months of 2008

        Kettle River-Buckhorn completed its first nine months of production as the mine commenced commercial operations during the fourth quarter of 2008, upon reaching certain minimum levels of production. Gold equivalent ounces sold were higher than production as production at the end of 2008 was sold at the beginning of 2009.

Kupol (75% ownership and operator) — Russian Federation

	Three months ended September 30,					Nine months ended September 30,
	2009	2008	Change	% Change(d)		2009	2008	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000's)(a)	282	174	108	62%		825	220	605	275%
Tonnes processed (000's)(a)	293	258	35	14%		865	332	533	161%
Grade (grams/tonne):
Gold	20.93	26.62	(5.69)	(21%	)	23.20	28.83	(5.63)	(20%	)
Silver	235.64	305.97	(70.33)	(23%	)	273.25	332.98	(59.73)	(18%	)
Recovery:
Gold	94.9%	95.2%	(0.3% )	(0%	)	94.6%	95.3%	(0.7% )	(1%	)
Silver	84.1%	84.0%	0.1%	0%		83.1%	86.1%	(3.0% )	(3%	)
Gold equivalent ounces(a),(b):
Produced	214,507	275,327	(60,820)	(22%	)	705,895	343,976	361,919	105%
Sold	217,367	227,632	(10,265)	(5%	)	743,314	227,632	515,682	227%
Silver ounces(a),(b):
Produced (000's)	1,870.4	2,452.4	(582.0)	(24%	)	6,312.0	3,017.1	3,294.8	109%
Sold (000's)	1,907.6	2,099.1	(191.5)	(9%	)	6,292.7	2,099.1	4,193.7	200%
Financial Data (in millions)
Metal sales	$205.6	$190.9	$14.7	8%		$681.2	$190.9	$490.3	257%
Cost of sales(c)	60.0	52.6	7.4	14%		187.3	52.6	134.7	256%
Accretion and reclamation expense	0.4	0.2	0.2	100%		1.1	0.7	0.4	57%
Depreciation, depletion and amortization	48.2	50.2	(2.0)	(4%	)	163.2	50.2	113.0	225%

	97.0	87.9	9.1	10%		329.6	87.4	242.2	277%
Exploration	2.0	2.7	(0.7)	(26%	)	3.9	4.1	(0.2)	(5%	)
Other	0.5	(0.1)	0.6	600%		0.7	—	0.7	nm

Segment earnings	$94.5	$85.3	$9.2	11%		$325.0	$83.3	$241.7	290%

(a)
Tonnes of ore mined/processed" and production and sales represents 100%.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2009 was 65.35:1, compared with 57.77:1 for the third quarter of 2008 and for the first nine months of 2009 was 67.96:1, compared with 54:05:1 for the first nine months of 2008.
(c)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
"nm" means not meaningful.

Third quarter of 2009 vs. Third quarter of 2008

        Tonnes of ore mined and processed were higher in the third quarter of 2009 compared with the third quarter of 2008 as Kupol had just begun operations during the second quarter of 2008, and the mine was ramping up in capacity during the third quarter of 2008. Gold and silver grades were lower in the third quarter of 2009, due to mine sequencing. During the third quarter of 2009, ground control issues were encountered which required a modification to the mine plan and reduced production during the third quarter. Gold equivalent ounces produced were lower primarily due to lower grades.

        As underground operations at Kupol continue to increase in production, the mine has encountered ground control conditions that have required a modification to the existing stope design. The ultimate extraction of the reserve remains unchanged however, sections of the reef will now be mined in two phases rather than in one single pass. A geotechnical assessment of ground stability based on a year and a half of experience has resulted in a modification of mining methodology to minimize future ground control concerns in the summer months. This plan is currently being developed, and will likely result in slightly reduced production and slightly higher costs per ounce than originally planned for 2010.

        Metal sales were higher due to higher metal prices realized which more than offset the lower ounces sold. Cost of sales were higher primarily due to higher processing of ore during the third quarter.

First nine months of 2009 vs. First nine months of 2008

        Tonnes of ore mined and processed were higher in the first nine months of 2009 compared with the first nine months of 2008 as 2009 reflects nine months of production as the mine began operations during the second quarter of 2008. During the third quarter of 2009, ground control issues were encountered which required a modification to the mine plan. During the first nine months of 2009, production was 705,895 gold equivalent ounces with ounces sold of 743,314, on a 100% basis. Gold equivalent ounces sold for the first nine months were 5% higher than ounces produced as production at the end of 2008 was sold in 2009.

        Metal sales, cost of sales and depreciation, depletion and amortization were higher due to higher ounces sold, which reflects nine months of activity in 2009. In the prior year, Kupol did not sell any ounces until the third quarter of 2008.

Paracatu (100% ownership and operator) — Brazil

	Three months ended September 30,					Nine months ended September 30,
	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	11,458	5,096	6,362	125%		29,607	14,519	15,088	104%
Tonnes processed (000's)	11,087	4,860	6,227	128%		29,343	14,306	15,037	105%
Grade (grams/tonne)	0.37	0.37	—	—%		0.41	0.38	0.03	8%
Recovery	68.3%	80.9%	(12.6% )	(16%	)	65.3%	78.3%	(13.0% )	(17%	)
Gold equivalent ounces:
Produced	85,772	47,641	38,131	80%		245,975	138,215	107,760	78%
Sold	84,720	47,500	37,220	78%		249,538	142,115	107,423	76%
Financial Data (in millions)
Metal sales	$81.4	$41.2	$40.2	98%		$231.7	$128.0	$103.7	81%
Cost of sales(a)	64.7	19.8	44.9	227%		177.3	62.8	114.5	182%
Accretion and reclamation expense	0.3	0.3	—	—%		0.8	0.9	(0.1)	(11%	)
Depreciation, depletion and amortization	10.5	4.4	6.1	139%		33.0	11.1	21.9	197%

	5.9	16.7	(10.8)	(65%	)	20.6	53.2	(32.6)	(61%	)
Exploration	—	—	—	—		—	0.2	(0.2)	100%
Other	5.1	(2.1)	7.2	343%		10.6	(13.7)	24.3	177%

Segment earnings	$0.8	$18.8	$(18.0)	(96%	)	$10.0	$66.7	$(56.7)	(85%	)

(a)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter of 2009 vs. Third quarter of 2008

        The ramp up of the expansion continued during the quarter resulting in tonnes mined and tonnes processed being higher than during the third quarter of 2008 by 125% and 128%, respectively. Recoveries were lower for the third quarter of 2009 compared with 2008 primarily due to start up of the new hydromet plant, fine-tuning of the grinding circuit and the processing of harder ore during the quarter. Production was 80% higher than the third quarter of 2008, due to higher throughput, offset to some extent by the lower recoveries. Gold equivalent ounces sold were higher due to higher production.

        The Company made progress in the third quarter 2009 in increasing availability, efficiency and recovery at the Paracatu expansion, but continues to face challenges achieving concurrent recovery and throughput at plant design levels. Thus far, grinding circuit throughput is at 70% of design capacity, and recovery is at 74%, compared to a design target of 80% gold recovery. Increasing throughput beyond these levels results in a coarser grind size from the mill, reducing gold recoveries. In order to achieve grind size and recovery at plant design levels, more energy and grinding time is required than was previously estimated, which has limited plant throughput and lowered gold production.

        As commissioning continues, work is ongoing to improve mill performance through various initiatives, including improving flotation, and blending mill feed with softer ore sourced from other areas in the pit. The Company is also evaluating options to add additional grinding capacity, and a scoping analysis is expected to be completed by year-end.

        Metal sales increased 98% to $81.4 million in the third quarter of 2009 compared with $41.2 million in 2008, due to higher sales volumes resulting from higher production and higher gold prices realized. Higher sales volumes accounted for approximately $32.3 million of the increase in metal sales during the quarter. Cost of sales was $64.7 million in the third quarter of 2009, an increase of 227% over 2008. The increase is due to increased ounces sold and additional costs due to the on going challenges in achieving targeted recovery levels while maintaining targeted throughput levels. Costs were partially reduced by a weaker Brazilian real in the third quarter of 2009 compared with the third quarter of 2008. Depreciation, depletion and amortization expense was higher due to higher ounces sold and the depreciation on the increased capital spending for the mine expansion.

First nine months of 2009 vs. First nine months of 2008

        Results for the first nine months of 2009 reflect the additional capacity from the expansion as tonnes of ore mined and processed were both more than 100% higher than for the first nine months of 2008. The grade was 8% higher than the prior year as a higher grade area of the pit was mined, consistent with the mine plan. Recoveries were lower for the first nine months of 2009 compared with 2008 primarily due to start up of the new hydromet plant, fine-tuning of the grinding circuit and the processing of harder ore during the quarter. Higher tonnes processed and a higher grade contributed to a 78% increase in production compared with the same period in 2008. This was partially offset by a decrease in recoveries. Gold equivalent ounces sold were higher due to higher production.

        Metal sales increased to $231.7 million compared with the same period in 2008, of which $96.8 million was due to an increase in sales volumes. Cost of sales increased by $114.5 million compared with the first nine months of 2008, due to the greater volume of ounces sold and additional costs due to the on going challenges in achieving targeted recovery levels while maintaining targeted throughput levels. Costs were reduced to some extent by a weaker Brazilian real in the first nine months of 2009 versus the first nine months of 2008. Depreciation, depletion and amortization expense was higher due to higher ounces sold and the depreciation on the increased capital spending for the mine expansion.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended September 30,					Nine months ended September 30,
	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	303	208	95	46%		782	612	170	28%
Tonnes processed (000's)(a)	303	208	95	46%		782	612	170	28%
Grade (grams/tonne)	4.56	7.15	(2.59)	(36%	)	4.57	7.01	(2.44)	(35%	)
Recovery	91.7%	94.3%	(2.6% )	(3%	)	91.6%	94.9%	(3.3% )	(3%	)
Gold equivalent ounces:
Produced	20,383	22,566	(2,183)	(10%	)	52,624	65,506	(12,882)	(20%	)
Sold	22,176	23,363	(1,187)	(5%	)	53,487	64,906	(11,419)	(18%	)
Financial Data (in millions)
Metal sales	$21.2	$20.4	$0.8	4%		$49.8	$58.1	$(8.3)	(14%	)
Cost of sales(b)	9.7	7.8	1.9	24%		23.0	20.3	2.7	13%
Accretion and reclamation expense	—	0.1	(0.1)	(100%	)	0.1	0.3	(0.2)	(67%	)
Depreciation, depletion and amortization	2.6	3.0	(0.4)	(13%	)	6.8	7.9	(1.1)	(14%	)

	8.9	9.5	(0.6)	(6%	)	19.9	29.6	(9.7)	(33%	)
Exploration	1.6	0.5	1.1	220%		3.7	0.7	3.0	429%
Other	0.1	0.2	(0.1)	(50%	)	0.5	0.3	0.2	67%

Segment earnings	$7.2	$8.8	$(1.6)	(18%	)	$15.7	$28.6	$(12.9)	(45%	)

(a)
"Tonnes of ore mined/processed" represents 100% of mine production.
(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter of 2009 vs. Third quarter of 2008

        Tonnes of ore mined and processed were higher than during the same period in the prior year primarily due to the mill expansion. The grade was lower in the third quarter of the current year as lower grade areas were mined, consistent with the mine plan. Recovery was lower because of low residence time in the leaching circuit, due to insufficient volume of the existing leaching tanks. New leaching tanks were installed at the end of the quarter and recoveries are expected to improve during the fourth quarter. Gold equivalent ounces produced were lower, primarily, due to lower grades which more than offset the higher tonnes processed.

        Metal sales increased by 4% during the third quarter of 2009 compared with the third quarter of 2008, as the decline in gold equivalent ounces sold were offset by higher gold prices.

First nine months of 2009 vs. First nine months of 2008

        Tonnes of ore mined and processed were 28% higher than during the same period in 2008 primarily due to the mill expansion. The grade was lower in the first nine months of the current year as lower grade areas were mined, consistent with the mine plan. Recovery was lower because of low residence time in the leaching circuit, due to insufficient volume of the existing leaching tanks. New leaching tanks were installed at the end of the quarter and recoveries are expected to improve during the fourth quarter. Gold equivalent ounces produced were lower, primarily due to lower grades which more than offset the higher tonnes processed.

        Metal sales decreased by 14% during the first nine months of 2009 primarily due to a decline in gold equivalent ounces produced and sold compared with 2008, partially offset by higher realized gold prices.

La Coipa (100% ownership and operator) — Chile

	Three months ended September 30,					Nine months ended September 30,
	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	275	1,171	(896)	(77%	)	2,149	1,536	613	40%
Tonnes processed (000's)	903	1,255	(352)	(28%	)	3,645	3,750	(105)	(3%	)
Grade (grams/tonne):
Gold	1.16	1.00	0.16	16%		1.11	0.93	0.18	19%
Silver	52.76	45.62	7.14	16%		58.34	57.62	0.72	1%
Recovery:
Gold	84.3%	80.6%	3.7%	5%		86.0%	79.4%	6.6%	8%
Silver	57.0%	57.8%	(0.8% )	(1%	)	62.0%	62.8%	(0.8% )	(1%	)
Gold equivalent ounces(a):
Produced	43,662	48,879	(5,217)	(11%	)	174,384	170,148	4,236	2%
Sold	50,127	56,877	(6,750)	(12%	)	173,685	185,472	(11,787)	(6%	)
Silver ounces:
Produced (000's)	923.9	1,006.9	(83.0)	(8%	)	4,254.0	4,397.9	(143.9)	(3%	)
Sold (000's)	1,088.7	1,111.9	(23.2)	(2%	)	4,200.5	5,044.4	(843.9)	(17%	)
Financial Data (in millions)
Metal sales	$48.4	$50.0	$(1.6)	(3%	)	$162.3	$166.6	$(4.3)	(3%	)
Cost of sales(b)	22.7	33.0	(10.3)	(31%	)	71.1	88.3	(17.2)	(19%	)
Accretion and reclamation expense	2.2	2.0	0.2	10%		6.4	5.9	0.5	8%
Depreciation, depletion and amortization	11.6	10.4	1.2	12%		43.2	32.3	10.9	34%

	11.9	4.6	7.3	159%		41.6	40.1	1.5	4%
Exploration	2.8	1.2	1.6	133%		4.6	3.4	1.2	35%
Other	3.4	1.0	2.4	240%		3.6	1.7	1.9	112%

Segment earnings	$5.7	$2.4	$3.3	138%		$33.4	$35.0	$(1.6)	(5%	)

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2009 was 65.35:1, compared with 57.77:1 for the third quarter of 2008 and for the first nine months of 2009 was 67.96:1, compared with 54:05:1 for the first nine months of 2008.
(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter of 2009 vs. Third quarter of 2008

        Tonnes of ore mined and processed during the quarter were impacted by the effects of a strike early in the quarter. The strike began on July 8, 2009, and access to the pit was limited. Operations re-commenced after a new collective agreement was ratified on August 1, 2009. The gold grade in 2009 was higher than the prior year quarter as stockpile ore, which was used to feed the mill in 2008 contained a lower grade. Gold equivalent ounces produced were lower than the same period in 2008 due to lower tonnes processed. Gold equivalent ounces sold were higher than the amount produced due to timing of shipments as a portion of production that was not sold at the end of the second quarter was recognized in sales during the third quarter of 2009.

        Metal sales were slightly lower than the third quarter of 2008, as the lower ounces sold were partially offset by higher realized metal prices. Cost of sales decreased by 31% primarily as a result of fewer gold equivalent ounces sold in addition to the strengthening of the US dollar during the third quarter of 2009 compared with 2008. Depreciation, depletion and amortization increased compared with the third quarter of 2008 as reserves decreased as at December 31, 2008, reducing the base upon which depreciation, depletion and amortization is calculated.

First nine months of 2009 vs. First nine months of 2008

        Tonnes of ore mined in the first nine months of 2009 were higher than the same period in the prior year as mining in 2008 was impacted by a pit wall failure in the Coipa Norte pit during January 2008. Replacement ore to feed the mill in 2008 was sourced from stockpile ore which contained lower gold grades.

        Metal sales were slightly lower than 2008 as a result of fewer gold ounces sold. Cost of sales in 2009 was 19% lower than the same period in 2008 partially due to lower gold equivalent ounces sold. Additionally, the decline in cost of sales reflects the impact of a weaker Chilean peso in 2009 compared with the first nine months of 2008. Depreciation, depletion and amortization increased compared with the same period of 2008 as reserves decreased, reducing the base upon which depreciation, depletion and amortization is calculated.

Maricunga (100% ownership and operator) — Chile

	Three months ended September 30,					Nine months ended September 30,
	2009	2008	Change	% Change(c)		2009	2008	Change	% Change(c)
Operating Statistics(a)
Tonnes ore mined (000's)	3,705	3,741	(36)	(1%	)	10,999	11,136	(137)	(1%	)
Tonnes processed (000's)	3,885	3,945	(60)	(2%	)	11,545	11,107	438	4%
Grade (grams/tonne)	0.90	0.77	0.13	17%		0.87	0.75	0.12	16%
Gold equivalent ounces:
Produced	57,253	53,313	3,940	7%		173,692	171,952	1,740	1%
Sold	56,410	60,798	(4,388)	(7%	)	173,337	171,404	1,933	1%
Financial Data (in millions)
Metal sales	$54.0	$49.4	$4.6	9%		$158.9	$150.6	$8.3	6%
Cost of sales(b)	29.2	34.8	(5.6)	(16%	)	91.0	95.5	(4.5)	(5%	)
Accretion and reclamation expense	0.1	0.1	—	—%		0.4	0.4	—	—%
Depreciation, depletion and amortization	4.0	5.5	(1.5)	(27%	)	13.1	13.3	(0.2)	(2%	)

	20.7	9.0	11.7	130%		54.4	41.4	13.0	31%
Exploration	—	0.5	(0.5)	(100%	)	0.2	0.6	(0.4)	(67%	)
Other	0.9	—	0.9	nm		1.1	—	1.1	nm

Segment earnings	$19.8	$8.5	$11.3	133%		$53.1	$40.8	$12.3	30%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

Third quarter of 2009 vs. Third quarter of 2008

        The grade in the third quarter of 2009 was higher than the third quarter of 2008 due to mine sequencing, but was consistent with expectations. Gold equivalent ounces produced were higher primarily due to higher grades. Gold equivalent ounces sold were lower than the third quarter in 2008, as in the second quarter of 2008 a shipment was delayed by poor weather and was sold in the third quarter.

        Metal sales for the third quarter of 2009 increased by 9% compared with 2008 primarily due to higher prices realized which more than offset the fewer gold equivalent ounces sold. Cost of sales was lower due to lower sales volumes and the impact of a weaker Chilean peso relative to the U.S. dollar.

First nine months of 2009 vs. First nine months of 2008

        Tonnes of ore processed were higher by 4% for the first nine months of 2009 compared with the first nine months of 2008, due to improved plant availability and reflects the impact of the optimization initiatives implemented earlier in the year. The gold grade increased to 0.87 grams per tonne compared with 0.75 grams per tonne in 2008 due to mine sequencing. Gold equivalent ounces produced and sold were comparable to the first nine months of 2008.

        Metal sales for the first nine months of the year were slightly higher than the first nine months of 2008, primarily due to higher realized gold prices, which increased metal sales by 6%. Cost of sales for the first nine months were largely in-line with the same period in the prior year primarily due to the weakening of the Chilean peso relative to the U.S. dollar and lower contractor costs incurred during the first nine months of 2009 compared to the same period in 2008.

        Pit development at the new Pancho pit continues, and development will continue throughout 2009. Pancho is expected to provide approximately one-quarter of the total feed to the Maricunga mill in 2009, which will gradually increase to 100% by 2012.

Julietta (-%) — Russian Federation

        On August 16, 2008, the Company disposed of this operation.

        Gold equivalent ounces produced in the third quarter and first nine months of 2008 were 8,364 and 41,099, respectively. Gold equivalent ounces sold in the third quarter and first nine months of 2008 were 8,364 and 41,099, respectively. During the third quarter of 2008, metal sales were $7.6 million and cost of sales was $7.9 million. During the first nine months of 2008, metal sales were $38.0 million and cost of sales was $32.3 million.

Exploration and business development

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2009	2008	Change	% Change	2009	2008	Change	% Change
Exploration and business development	$22.2	$19.2	$3.0	16%	$48.9	$43.6	$5.3	12%

        In the third quarter of 2009, exploration and business development expenses were $22.2 million, compared with $19.2 million for the same period in 2008. Of the total exploration and business development expense, expenditures on exploration totaled $17.3 million for the quarter. Capitalized exploration expenses for the third quarter of 2009 totaled $4.8 million. Kinross was active on 25 mine site, near-mine and greenfields projects with a total of 61,695 metres drilled (48,128 metres expensed and 13,567 metres capitalized).

        In the first nine months of 2009, exploration and business development expenses were $48.9 million, compared with $43.6 million for the same period in 2008. Of the total exploration and business development expense, expenditures on exploration totaled $36.5 million for the year. Capitalized exploration expenses for the first nine months of 2009 totaled $7.6 million. Kinross was active on more than 33 mine site and greenfield projects in the first nine months with a total of 116,534 metres drilled (88,966 metres expensed and 27,568 metres capitalized).

General and administrative

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2009	2008	Change	% Change	2009	2008	Change	% Change
General and administrative	$30.8	$24.7	$6.1	25%	$82.0	$72.1	$9.9	14%

        General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

        Costs for the third quarter and for the first nine months were higher in 2009 compared with the same periods in the prior year. The increase was primarily a result of higher personnel costs, including additional hires and information technology costs, which were incurred as a result of the growth in the Company. At the Company's corporate office in Toronto, employee related compensation costs increased by 23% and 19%, respectively for the three and nine month periods, while information technology costs increased by 191% and 40% for the three and nine month periods, respectively. General and administrative costs were also partially offset by the weakening of the Canadian dollar relative to the U.S. dollar for both the third quarter and for the first nine months of 2009 compared with the same periods in 2008.

Other income (expense) — net

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2009	2008	Change	% Change(a)		2009	2008	Change	% Change(a)
Gain (loss) on sale of assets and investments — net	$(1.0)	$18.4	$(19.4)	(105%	)	$(0.3)	$28.9	$(29.2)	(101%	)
Impairment of Investments	—	(60.2)	60.2	100%		—	(60.3)	60.3	100%
Litigation reserve adjustments	18.5	(19.1)	37.6	197%		18.5	(19.1)	37.6	197%
Interest income and other	2.3	0.7	1.6	229%		4.6	15.0	(10.4)	(69%	)
Interest expense	(13.4)	(11.6)	(1.8)	(16%	)	(46.1)	(25.8)	(20.3)	(79%	)
Foreign exchange gains (losses)	(35.0)	30.6	(65.6)	(214%	)	(86.9)	0.7	(87.6)	nm
Net non-hedge derivative gains (losses)	(1.5)	11.6	(13.1)	(113%	)	—	24.4	(24.4)	(100%	)
Working Interest in Diavik Diamond mine	(5.4)	—	(5.4)	nm		(8.3)	—	(8.3)	nm

	$(35.5)	$(29.6)	$(5.9)	(20%	)	$(118.5)	$(36.2)	$(82.3)	(227%	)

(a)
"nm" means not meaningful.

        The discussion below details the changes in Other income (expense) for the third quarter and first nine months of 2009 compared with the same periods in 2008.

Gain (loss) on sale of assets and investments — net

        In the third quarter of 2008, Kinross recognized gains on the disposition of Julietta of $3.4 million and the disposition of its 40% interest in Hammond Reef of $12.2 million. In the first nine months of 2008, a gain of $11.5 million was recognized on the disposition of Kubaka.

Impairment of investments

        In 2008, the Company assessed its portfolio of available for sale and equity accounted investments. Based on the decline in the market values of certain investments, severe market conditions and the difficulties facing junior mining companies in raising financing, the Company determined that the decline in values of certain investments were other than temporary and has taken an impairment charge of $60.2 million during the three month period and $60.3 million during the nine month period ended September 30, 2008.

Litigation reserve adjustments

        During the third quarter of 2009, the Company settled litigation in respect of certain actions brought against Aurelian Resources Inc., which was acquired in 2008.

        During the third quarter of 2008, the Company entered into a memorandum of understanding to settle all claims related to the Kinam preferred share litigation in the amount of $29.25 million. As the Company previously held the preferred shares balance at $10.1 million, this resulted in a charge of $19.1 million for the quarter.

Interest income and other

        Interest and other income increased by $1.6 million in the third quarter and decreased by $10.4 million for the first nine months of 2009 compared with the same periods in 2008. The decrease for the first nine months was primarily due to lower interest rates and because the nature of the Company's investments has changed in 2009. The Company has focused on investing in treasury bills which earn a lower interest rate than the investments in 2008.

Interest expense

        Interest expense increased by $1.8 million during the third quarter and $20.3 million for the first nine months compared with the same periods in the prior year. Impacting interest expense was the interest on a tax charge of $1.7 million and $6.9 million, for the third quarter and for the nine months of 2009, respectively, as a result of assessments received from the Brazilian tax authorities, some of which related to disallowing credits taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary. Additionally, with the start-up of Kupol, Kettle River-Buckhorn and the Paracatu expansion, Kinross ceased capitalizing interest expense to these projects. Capitalized interest for the quarter was $2.4 million and $6.0 million for the first nine months of 2009 compared with $10.6 million and $26.4 million of capitalized interest for the same periods in the prior year.

Foreign exchange losses

        For the third quarter of 2009 and for the first nine months of 2009, foreign exchange losses were $35.0 million and $86.9 million, respectively. The foreign exchange losses primarily relate to the translation and revaluation of net monetary liabilities, primarily future income taxes, denominated in foreign currencies to the U.S. dollar. As at September 30, 2009, the US dollar foreign exchange rate was weaker compared with the Russian rouble and the Brazilian real than the foreign exchange rates at June 30, 2009. The US dollar foreign exchange rate was also weaker at September 30, 2009 compared with the Russian rouble, Brazilian real and Chilean peso than the foreign exchange rates at December 31, 2008. In 2008, the US dollar foreign exchange rates at September 30, 2008 were stronger than the rates as at June 30, 2008 and December 31, 2007 resulting in foreign exchange gains.

Non-hedge derivative gains (losses)

        Non-hedge derivative losses for the third quarter of 2009 decreased by $13.1 million compared with the third quarter of 2008. Non-hedge derivative losses primarily related to derivative contracts which were acquired through the acquisition of Bema in 2007. As part of that acquisition, Kinross acquired derivative contracts which hedged the Company against adverse price changes in gold, silver, and changes in U.S. interest rates.

        For the first nine months of 2009, non-hedge derivative gains decreased by $24.4 million compared with the same period of 2008. The decline in the gains primarily related to a change in the fair value of the derivatives acquired through the acquisition of Bema in 2007 noted above. In 2008, the change in forward metal prices on our derivatives had a greater impact than the change in forward metal prices in 2009.

Income and mining taxes expense — net

        Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador and the Russian Federation. For the third quarter the Company recorded a tax provision of $89.1 million on earnings before taxes and other items of $89.1 million compared with a tax provision of $26.5 million on earnings before taxes and other items of $107.1 million in 2008. For the first nine months of 2009, a tax provision of $143.8 million on earnings before taxes and other items of $301.2 million was recorded versus $72.7 million on earnings before taxes and other items of $257.1 million for the same period in the prior year.

        Excluding the tax expense on the below noted foreign exchange gain related to Paracatu, the Company's consolidated effective tax rate are 34.3% and 32.1% for the three and nine months, respectively. During 2009, the Company was significantly impacted by the tax expense calculated in Brazilian Reais on foreign exchange gains on US dollar intercompany and third party debt owing by Paracatu. Year to date the Real has appreciated against the US dollar by approximately 24%. Since the Company's functional currency is the US dollar, this foreign exchange gain is excluded from the Company's consolidated earnings before taxes, however the related Brazilian tax expense is included in the consolidated income tax expense. The tax expense recorded in respect of this foreign exchange gain was $58.6 million and $47.2 million for the three and nine months ended September 30, 2009. As a result of the tax expense on this foreign exchange gain and a change in income mix, whereby proportionately more income was earned in jurisdictions with higher income tax rates the Company's consolidated effective tax rate for the third quarter and for the first nine months of 2009 was higher than the comparable periods in 2008.

        Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

        During the second quarter of 2009 the Brazilian federal legislature passed a tax amnesty program. A Brazilian taxpayer could agree to settle its federal tax debts resulting from an assessment of tax before December 1, 2009 at a discount. The discount varies by payment option but is a significant reduction in penalties, interest charges and legal charges. The Company is currently undergoing an assessment to determine the impact of the tax amnesty program.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2009	2008	Change	% Change		2009	2008	Change	% Change
Cash flow:
Provided from operating activities	$141.9	$206.0	$(64.1)	(31%	)	$479.1	$242.6	$236.5	97%
Provided from (used for) investing activities	(138.2)	71.2	(209.4)	(294%	)	(619.1)	(543.6)	(75.5)	(14%	)
Provided from (used for) financing activities	(156.0)	(42.7)	(113.3)	(265%	)	136.4	462.9	(326.5)	(71%	)
Effect of exchange rate changes on cash	4.3	(7.3)	11.6	159%		10.6	(7.5)	18.1	(241%	)

Increase (decrease) in cash and cash equivalents	(148.0)	227.2	(375.2)	(165%	)	7.0	154.4	(147.4)	(95%	)
Cash and cash equivalents, beginning of period	645.6	473.4	172.2	36%		490.6	551.3	(60.7)	(11%	)
Asset held for sale	—	5.1	(5.1)	(100%	)	—	—	—	—%

Cash and cash equivalents, end of period	497.6	705.7	(208.1)	(29%	)	497.6	705.7	(208.1)	(29%	)
Short-term investments	36.0	14.6	$21.4	147%		36.0	14.6	$21.4	147%

	$533.6	$720.3	$(186.7)	(26%	)	$533.6	$720.3	$(186.7)	(26%	)

        Cash and cash equivalent balances decreased by $148.0 million during the third quarter of 2009 compared with an increase of $227.2 million in the third quarter of 2008. For the first nine months of 2009, cash increased by $7.0 million compared with a increase in cash and cash equivalent balances of $154.4 million for the first nine months of 2008. Below are detailed discussions related to these cash flows.

Operating Activities

Third quarter of 2009 vs. Third quarter of 2008

        During the third quarter of 2009, operating activities provided cash of $141.9 million compared with cash provided by operating activities of $206.0 million in the third quarter of 2008. The lower cash flows were primarily the result of an unfavourable change in operating assets and liabilities in 2009 compared with 2008, primarily a reduction of accounts payable and other liabilities. In 2009, the change in accounts payable was unfavourable, largely due to a reduction in income and mining taxes payable at Kupol. In 2008, Kinross had an increase in accounts payables and other liabilities, largely the result of higher operating levels, and an increase in taxes payable at Kupol.

First nine months of 2009 vs. First nine months of 2008

        During the first nine months of 2009, cash provided from operating activities was $236.5 million higher than the first nine months of 2008. The higher cash flows were largely the result of higher gold equivalent ounces sold offset by an unfavourable change in operating assets and liabilities in 2009 compared with 2008. In 2009, the change in accounts payable was largely due to the decrease in income and mining taxes payable at Kupol. Additionally, cash flows in 2008 were negatively impacted by an increase in supplies inventory at Kupol and the Paracatu expansion, as these development projects ramped up during the third quarter.

Investing Activities

Third quarter of 2009 vs. Third quarter of 2008

        Net cash used for investing activities during the third quarter of 2009 was $138.2 million compared with cash provided of $71.2 million in the third quarter of 2008, a reduction of $209.4 million. In 2008, there was $226.7 million of cash provided from reductions in short-term investments compared to $69.7 million in the current year. Additionally, $58.2 million in cash was restricted and set aside for debt repayments. In the third quarter of 2008, as part of the acquisition of Aurelian Resources Inc., net cash of $33.4 million was received. This was offset to some extent by lower capital expenditures in the third quarter of 2009. Capital expenditures were lower, largely due to lower capital expenditures at Kupol and Paracatu, as Kupol was ramping up and the Paracatu expansion was in development during the third quarter of 2008.

First nine months of 2009 vs. First nine months of 2008

        Cash used in investing activities was $619.1 million compared with $543.6 million for the first nine months of 2008. The change was due to the acquisition of the remaining interest Lobo-Marte of $41.4 million and the investment in Harry Winston and the indirect interest in the Diavik Diamond Mine for a gross amount of $174.2 million. Additionally, $48.0 million in cash was restricted and set aside for future debt repayments, compared with $15.9 million in 2008. In 2008, as part of the acquisition of Aurelian Resources Inc., net cash of $33.4 million was received. This was offset to some extent by lower capital expenditures. Capital expenditures were lower in the first nine months of 2009, largely due to lower capital expenditures at Kupol and Paracatu, as Kupol was ramping up and the Paracatu expansion was in development during the first nine months of 2008.

        The following table provides a breakdown of capital expenditures:

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2009	2008	Change	% Change(a)		2009	2008	Change	% Change(a)
Operating segments
Fort Knox	$31.2	$38.4	$(7.2)	(19%	)	$96.4	$93.8	$2.6	3%
Round Mountain	8.2	7.8	0.4	5%		25.8	25.7	0.1	0%
Kettle River-Buckhorn	8.3	12.7	(4.4)	(35%	)	24.2	30.6	(6.4)	(21%	)
Kupol	12.3	22.4	(10.1)	(45%	)	28.8	95.2	(66.4)	(70%	)
Paracatu	49.7	93.9	(44.2)	(47%	)	84.8	269.6	(184.8)	(69%	)
Crixás	7.5	5.2	2.3	44%		20.4	12.7	7.7	61%
La Coipa	4.6	3.5	1.1	31%		12.2	12.1	0.1	1%
Maricunga	8.0	4.5	3.5	78%		28.9	18.6	10.3	55%
Julietta(b)	—	0.5	(0.5)	(100%	)	—	2.4	(2.4)	(100%	)
Non-operating segments
Fruta del Norte	0.9	—	0.9	nm		1.5	—	1.5	nm
Cerro Casale	7.0	2.4	4.6	192%		15.6	3.5	12.1	346%
Corporate and other	2.8	2.8	—	—%		5.1	4.9	0.2	4%

Total	$140.5	$194.1	$(53.6)	(28%	)	$343.7	$569.1	$(225.4)	(40%	)

(a)
"nm" means not meaningful.
(b)
Julietta was sold in August 2008.

Financing Activities

Third quarter of 2009 vs. Third quarter of 2008

        For the third quarter of 2009, cash used for financing activities was $156.0 million compared with cash used of $42.7 million in the third quarter of 2008. The reason for the variance from the third quarter of 2008 was largely due to net repayments of debt that were $85.2 million higher in 2009. Additionally, in the third quarter of 2009, the Company paid $60.4 million in total dividends compared with $26.2 million in the prior year.

First nine months of 2009 vs. First nine months of 2008

        Cash provided from financing activities for the first nine months of 2009 was $136.4 million, lower by $326.5 million compared with the same period in 2008. The variance was largely due to a net repayment of debt that was $180.5 million in 2009 compared with a net increase of $47.4 million in 2008. Additionally the Company raised $419.4 million through the issuance of shares in 2009 compared with $29.4 million in 2008. In 2008, the Company raised $449.9 million through the issuance of debt.

Balance Sheets

	As at:
(in millions)	September 30, 2009	December 31, 2008
Cash and cash equivalents and short-term investments	$533.6	$525.1
Current assets	$1,332.6	$1,124.9
Total assets	$7,928.0	$7,387.5
Current liabilities	$487.8	$551.5
Total long-term financial liabilities	$1,263.5	$1,370.4
Total debt, including current portion(a)	$758.2	$950.9
Total liabilities(b)	$2,559.5	$2,610.6
Shareholders' equity	$5,368.5	$4,776.9
Statistics
Working capital	$844.8	$573.4
Working capital ratio(c)	2.73:1	2.04:1

(a)
Includes long-term debt.
(b)
Includes preferred shares and non-controlling interest.
(c)
Current assets divided by current liabilities.

        On August 12, 2009, the Board of Directors declared a dividend of US$0.05 per common share to shareholders of record at the close of business on September 23, 2009.

        A cash dividend of US$0.04 per common share was declared on February 18, 2009. A cash dividend of US$0.04 per common share was declared on February 21, 2008.

        Cash and short-term investments increased by $8.5 million during 2009. Current assets increased to $1,332.6 largely due to an increase in prepaid expenses and supplies inventory at Kupol, in anticipation of the 2010 campaign and, an increase in supplies inventory at Paracatu to handle higher operating levels. In addition, total assets increased to $7,928.0 million, largely as a result of the acquisition of the remaining interest in Lobo-Marte, and the investments in Harry Winston and the Working Interest in the Diavik Diamond Mine. Total debt was reduced to $758.2 million.

        As of November 2, 2009, there were 695.8 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 7.3 million share purchase options outstanding under its share option plan and 31.0 million common share purchase warrants outstanding (convertible to 24.7 million Kinross shares).

Credit Facilities and Financing

Credit facilities

        At September 30, 2009, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan. The revolving credit facility supports the Company's liquidity and letters of credit requirements. In July 2007, the term was extended to August 2010. The Company has drawn $124.9 million against the revolving credit facility as at September 30, 2009 compared with $146.0 million as at December 31, 2008. $104.6 million was drawn against the term loan compared with $131.8 million at the end of 2008. In addition to these facilities, Chukotka Mining and Geological Company has a project finance loan acquired as part of the Bema acquisition. As at September 30, 2009, $212.2 million was drawn against this facility compared with $379.8 million at December 31, 2008. The following table outlines the credit facility utilization.

	As at
(in millions)	September 30, 2009	December 31, 2008
Letters of credit drawn against revolving credit facility	$(124.9)	$(146.0)
Draw against Paracatu term loan	(104.6)	(131.8)
Draw against Kupol project loan	(212.2)	(379.8)

Borrowings	$(441.7)	$(657.6)

Available under revolving credit facility	175.1	154.0
Available under Paracatu term loan	—	—
Avaialble under Kupol project loan	—	—

Available credit	$175.1	$154.0

        Significant financial covenants contained in the credit facility include a minimum tangible net worth of $700.0 million, an interest coverage ratio of 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6.0 million gold equivalent ounces. The financial covenants are based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation, a subsidiary of the Company. The Company was in compliance with all covenants as at September 30, 2009.

        During the first quarter, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares at a price of $6.61 plus CAD$0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million was assigned to EastWest Gold Corporation, a subsidiary of Kinross and as a result was eliminated from Kinross' consolidated financial results.

        Total debt of $758.2 million at September 30, 2009 primarily consists of $398.4 million for the debt component of the convertible debentures, $103.5 million for the Corporate term loan, $212.2 million for the Kupol project loan, and $44.1 million in capital leases and other debt. $145.8 million of this debt is current at September 30, 2009.

Equity financing

        On February 5, 2009, the Company completed an offering of common shares at a price of $17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for gross proceeds of $414.6 million. The Company intends to use the net proceeds of approximately $396.4 million from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

Liquidity outlook

        In 2009, the Company expects to repay $112.5 million related to the Kupol project loan plus an additional $89.0 million in loan prepayments, $36.4 million for the Corporate term loan and $17.3 million in capital lease payments.

        Under the terms of the Kupol Project Loan there are two significant milestones that the project must meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and economic completion was achieved on September 23, 2009.

        Having achieved economic completion, the Company was released from a guarantee that EastWest Gold (formerly known as Bema Gold) had given the project lenders and we received back a $25 million letter of credit. The Company received consent from the lenders to allow it to complete a special cash distribution when the Company achieved economic completion. As part of the distribution, the Company was required to prepay a portion of the principal outstanding on the loan (approximately $89 million) and the Company was allowed to declare and pay a dividend (total dividend payment $100 million, Kinross' share $75 million).

        The Company's capital resources include existing cash balances and short-term investments of $533.6 million, available credit of $175.1 million and operating cash flows. We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations of approximately $10 million in 2009. Prior to investment in capital projects, consideration is given to the cost and availability of various sources of capital resources.

        The Company continually evaluates its capital resources based on its long-term strategic business plan. Alternative sources of capital that could be used to support the long-term growth strategy include issuing new equity, drawing on existing credit facilities, issuing new debt, entering into long-term leases and by selling or acquiring assets.

Contractual obligations and commitments

        The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        The following table provides a summary of derivative contracts outstanding at September 30, 2009:

	2009	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	52,020	219,000	319,660	74,075	664,755
Average price	646.66	642.30	621.24	674.44	636.09

Gold forward buy contracts (ounces)	52,020	—	—	—	52,020
Average price	791.03	—	—	—	791.03

Silver forward sell contracts (ounces 000's)	900	3,600	3,600	—	8,100
Average price	10.71	10.71	10.71	—	10.71

Silver forward buy contracts (ounces 000's)	900	—	—	—	900
Average price	10.58	—	—	—	10.58

Purchased silver put contracts (ounces 000's)	—	689	2,806	—	3,495
Average price	—	13.00	13.00	—	13.00

Sold silver collar contracts (ounces 000's)	—	689	2,806	—	3,495
Average price	—	16.86	17.29	—	17.20

Foreign currency
Brazil reias forward buy contracts
(in millions of U.S. dollars)	39.9	60.0	—	—	99.9
Average price	1.90	2.50	—	—	2.26

Chilean pesos forward buy contracts
(in millions of U.S. dollars)	17.5	24.0	—	—	41.5
Average price	531.95	699.16	—	—	628.65

Russian roubles forward buy contracts
(in millions of U.S. dollars)	8.1	48.0	—	—	56.1
Average price	25.28	34.93	—	—	33.54

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	9.4	—	—	—	9.4
Average price	1.25	—	—	—	1.25

Energy
Oil forward buy contracts (barrels)	51,000	132,000	—	—	183,000
Average price	92.27	72.50	—	—	78.01

        Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

        During the first quarter of 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração ("RPM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

Fair value of derivative instruments

	As at
(in millions)	September 30, 2009	December 31, 2008
Asset (liability)
Interest rate swap	$(10.8)	$(12.0)
Foreign currency forward contracts	33.6	(64.3)
Gold contract related to Julietta sale	4.6	1.3
Gold and silver forward contracts	(262.8)	(176.8)
Energy forward contract	(1.2)	(10.8)
Total return swap	0.5	1.0

	$(236.1)	$(261.6)

Other legal matters

        The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Aurelian Warrant Litigation

        This litigation was settled in September 2009, and the underlying actions are scheduled to be dismissed with prejudice by the end of November 2009.

7.     Summary of Quarterly Information

	2009			2008				2007
(in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Metal sales	$582.3	$598.1	$532.7	$484.4	$503.7	$298.7	$330.2	$281.4
Net earnings (loss)	$(21.5)	$19.3	$76.5	$(968.8)	$64.7	$26.0	$70.9	$173.1
Basic earnings (loss) per share	$(0.03)	$0.03	$0.11	$(1.47)	$0.10	$0.04	$0.12	$0.29
Diluted earnings (loss) per share	$(0.03)	$0.03	$0.11	$(1.47)	$0.10	$0.04	$0.11	$0.28
Cash flow provided from (used for) operating activities	$141.9	$171.8	$165.4	$201.0	$206.0	$(39.7)	$76.3	$72.8

        The Company's results over the past several quarters have been largely driven by increases in the gold equivalent ounces produced. Additionally, fluctuations in the gold and silver price and foreign exchange rates have impacted results. In the fourth quarter of 2008, the Company recorded a goodwill impairment charge of $994.1 million which impacted net earnings.

8.     Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. During the first quarter of 2009, Kupol converted to the ERP system utilized at the Company's other sites to enhance consistency of systems across the Company. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion. During the second quarter of 2009, the Company commenced the parallel testing phase of a new consolidation accounting system. Parallel testing continued during the third quarter. The Company intends to have the system implemented by the end of 2009.

9.     International Financial Reporting Standards

        The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project.

  •
  Assessment phase: In this phase, the Company formed a Steering Committee, established a project management team and a working group, developed an initial project plan, and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q1 2009.

  •
  Design phase: This phase involves the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between Kinross accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Accounting Policy Committee, completion of an IT systems impact analysis and the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, assessment of the impact of accounting and other business process changes on internal controls, and the delivery of detailed IFRS training to key finance and other personnel. The Company is currently progressing activities in this phase.

  •
  Implementation phase: This phase involves the implementation of the necessary changes to our information systems and business processes as identified through the assessment and design phases of the changeover plan. The implementation phase will culminate in the assembly of the financial information required to prepare IFRS-compliant financial statements.

        During the third quarter of 2009, the Company, with the assistance of its third party advisor, continued with the design phase of its changeover plan. During this period, specific project milestones achieved include: preparation of preliminary analyses of the differences between Kinross accounting policies and IFRS; the formation of IFRS Accounting Policy Committee recommendations; the creation of a preliminary IFRS resourcing plan; and the identification of potential systems strategies to facilitate dual Canadian GAAP and IFRS reporting during 2010. Over the next quarter we will continue our analysis of accounting and disclosure differences, continue to consult with our operating units, continue to progress our systems strategy, assess the impact on our internal controls, and refine our changeover plan as necessary. Our goal is to make policy changes that are compliant but also provide the most meaningful information to our shareholders.

10.  Critical Accounting Policies, Estimates and Accounting changes

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2008 Annual MD&A.

        For a discussion of recent accounting pronouncements and accounting changes please refer to Note 2 of the accompanying interim unaudited consolidated financial statements for the period ended September 30, 2009.

Goodwill and goodwill impairment

        The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired, is goodwill. Goodwill is allocated to the reporting units acquired based on management's estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Under the Company's goodwill policy, goodwill is attributed to the following factors:

  •
  Expected additional value ("EAV") from identified exploration targets at the reporting unit is calculated based on management's estimates of the ounces at such targets, based on the specific geological attributes of the mineral property and based on prices in market transactions involving properties with similar exploration targets;

  •
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties in the future. This optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price; and

  •
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

        At the date of acquisition, the fair value of a reporting unit is comprised of the following:

  •
  Discounted nominal cash flows of reserves and resources, which includes estimates for capital expenditures.

  •
  Fair value of exploration properties based on market comparable data.

  •
  Goodwill.

        The value associated with EAV is assigned to reporting units at the date of acquisition. Residual goodwill represented by optionality and going-concern value as described above, is also assigned to reporting units at the date of acquisition. However, the Company assigns residual goodwill to reporting units using a relative fair value methodology.

        Discounted nominal cash flows are estimated based on the Company's life-of-mine plans and include the following estimates and assumptions:

  •
  estimated future recoverable mine production based on Proven and Probable Reserves, Measured, Indicated and Inferred Resources, metal grades and recovery rates;

  •
  metal prices, foreign exchange, inflation, tax rates and operating and abandonment costs, and

  •
  Capital expenditures, which are all based on life-of-mine plans representing the budgets and long-term business plans for each reporting unit.

        The fair value arrived at as described above is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment" as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

        The use of estimates and assumptions is subjective and therefore it is possible that actual future cash flows may differ significantly from projected future results prepared using numerous estimates and assumptions. Each of the estimates and assumptions noted above are subject to significant risks and uncertainties.

        The Company evaluates the carrying amount of goodwill allocated to reporting units on an annual basis and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit may have been impaired. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

        At impairment testing dates, the fair value of the reporting unit is estimated based on a computation of the reporting unit's discounted cash flows which requires assumptions similar to those used at the acquisition dates, together with the fair value of exploration properties based on market comparable data and the expected additional value based on the expected ability to find additional ore.

        However, in applying the Company's accounting policy at impairment testing dates, no value is computed or attributed for the optionality and the going concern value, which are contributors to goodwill at the time that the reporting units were acquired. Under the Company's accounting policy these amounts are considered to exist at the corporate level and cannot be attributed to individual reporting units or individual mines. By not attributing any value to the optionality and going-concern value at the individual mines, an impairment of acquired goodwill, with all other assumptions including gold price and reserves remaining constant, is likely to occur at the time of the first impairment test after acquisition. Positive changes in valuation inputs such as the gold price and reserves in the period prior to the impairment test could moderate or eliminate any impairment.

        The timing and extent of future goodwill impairment charges, beyond the first impairment test after an acquisition, is dependant on a number of factors and assumptions that impact the fair value of the reporting unit as previously discussed, such as gold prices. Furthermore, since mines have a finite life and the Company tests them for impairment at the reporting unit level, the extent to which reserves and resources are depleted and not replaced and the extent to which expected additional value is not converted to reserves or resources, a goodwill impairment charge may be recorded. If there are no goodwill impairment charges during the mine life, it is expected that the carrying value of goodwill would be written off at the end of the mine life.

        The application of the Company's goodwill policy resulted in a substantial goodwill impairment in 2003 relating to an acquisition made by the Company for which goodwill was recorded. In 2008, the application of this policy resulted in an impairment charge of $994.1 million, related to reporting units acquired through the acquisition of Bema Gold Corporation.

        At December 31, 2008, key estimates include estimates and assumptions for Reserves and Resources, the gold and silver price and discount rates. The Company used the Reserves and Resources for each reporting unit as disclosed in the "Mineral Reserve and Resource Statement" at December 31, 2008, a long-term gold price of $750 per ounce of gold, a long-term silver price of $12 per ounce, an 8% discount rate applied to Proven and Probable Reserves and Measured and Indicated Resources and an 11% discount rate applied to Inferred Resources.

        While the Company believes that the approach used to calculate estimated fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable mineral reserves, as well as the gold price and other assumptions discussed previously, may change significantly from current expectations. For 2008, a reduction in the forecasted gold price used to test impairment of 10% would have increased the impairment charge by $78.8 million.

11.  Risk Analysis

        The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are related to the mining industry in general while others are specific to Kinross. For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2008, the Annual MD&A for the year ended December 31, 2008 and the Interim MD&A for the quarters ended March 31, 2009 and June 30, 2009, each of which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company. The following is an update to the risks from June 30, 2009.

Risks Specific to Operating in Ecuador

        Kinross may be negatively affected by political uncertainty and economic instability, or by unanticipated legislative, regulatory or public policy initiatives, in Ecuador in the future.

        On January 29, 2009, Ecuador's new mining law took effect. However, the regulations pursuant to the new law, and the form of exploitation contract to which private mining companies will be subject, have yet to be finalized.

        There are risks that, should they materialize, could create a situation hostile to the Company or which could undermine the ability of mining companies to operate successfully in the country. These risks include, but are not limited to, the possibility that: (1) the mining law is amended or administered in a manner which renders the development of the FDN deposit, or large-scale mining in general, uneconomic; (2) the Company is unsuccessful in entering into an "exploitation contract" with the government, as required under the mining law; (3) the regulations to be promulgated pursuant to the passage of the mining law, and/or related permitting requirements, make it difficult or impossible to proceed with the development of the FDN deposit on an economic basis; (4) a deterioration in Ecuador's economy and public finances, or other unforeseen matters, causes the government to introduce fiscal measures which make it difficult or impossible for the Company to raise or justify the investment of capital necessary to successfully develop the FDN deposit; (5) the government decides to replace the dollar as the official currency of Ecuador with an alternative or secondary currency and introduces an exchange system and capital controls that make it difficult for international companies to operate in Ecuador and (6) legal challenges, such as the March 2009 constitutional challenge to the mining law initiated by CONAIE (the Confederacion de Nacionalidades Indigenas Del Ecuador), result in court rulings that find the mining law to be unconstitutional or that require substantive amendments to the mining law that are adverse to the future development of the mining industry. If the Ecuadorian government defaults on additional foreign debt obligations, this could have negative implications for the country's economy and investment climate, although Kinross does not anticipate it will impact the implementation and application of the new mining law.

Title to Properties

        The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and is subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective.

        Certain of Kinross' United States mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the United States government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit). However, a Congressional moratorium against the filing of new applications for a mineral patent is currently in effect and is expected to remain in effect.

        Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. For example, in Brazil, there is legislation requiring the government to grant title to the Quilombola people who either still occupy their traditional lands or who are found, through a process administered by the Instituto Nacional de Colonizacao e Reforma Agraria (INCRA), to have rights to certain lands. INCRA reports have been issued delineating property rights of three Quilombola communities proximate to the Paracatu expansion project. However, none of the Quilombola communities have lived on or have rights to the new Eustaquio tailings dam area. The Company is continuing negotiations with local stakeholders including representatives of the three Quilombolas communities identified in the INCRA reports (Amaros, São Domingos and Machadinho) and the federal land management agency to acquire all necessary ownership rights to lands required to build and operate the Eustaquio tailings facility. The Company expects that the negotiations will result in an agreement to acquire the necessary ownership rights to build and operate the facility. However, there remains a risk that such agreement is not concluded on a timely basis which may adversely impact on the Company's plan to construct a new tailings dam in the desired location under its current timetable.

        As discussed in the Company's first quarter earnings report, the Company developed and evaluated alternative plans to address the possibility that the Company is unable to conclude an agreement with the Quilombolas. Alternatives considered by the Company included expanding the existing San Antonio dam under the existing permits and an alternative dam location. Kinross is pursuing the alternative of expanding the existing San Antonio dam under existing permits in order to ensure that the expanded Paracatu operation has both adequate water resources and containment capacity for tailings until the new Eustaquio dam and tailings facility is completed in 2011. Work has commenced on the San Antonio dam expansion, known as the Lift 20 project, which is expected to be completed in the fourth quarter of 2010.

        On August 21, 2009, the State Environmental Protection Agency of the State of Minas Gerais (SUPRAM) granted the installation permit (LI) to commence construction of the new Eustaquio tailings dam, which the State Public Attorney (SPA) subsequently appealed without success. The SPA has since appealed to the Higher Panel of State Environmental Agency. The Company believes there is a substantial basis for the denial of the appeal.

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this Management's Discussion and Analysis ("MD&A") including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related regulations and policies being consistent with Kinross' current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company's current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts meeting expectations; (12) the accuracy of our current mineral reserve and mineral resource estimates; and (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key sensitivities

        Approximately 55%-60% of the Company's costs are denominated in U.S. dollars.

        A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce.(1)

(1)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

        A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Other information

        Where we say "we", "us", "our", the "Company", or "Kinross" in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

        The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		September 30, 2009	December 31, 2008
Assets
Current assets
Cash, cash equivalents and short-term investments	Note 4	$533.6	$525.1
Restricted cash		60.5	12.4
Accounts receivable and other assets		186.0	126.5
Inventories	Note 4	505.3	437.1
Unrealized fair value of derivative assets	Note 6	47.2	23.8

		1,332.6	1,124.9
Property, plant and equipment	Note 4	5,057.0	4,748.0
Goodwill	Note 4	1,181.9	1,181.9
Long-term investments	Note 4	236.6	185.9
Future income and mining taxes		3.7	33.9
Unrealized fair value of derivative assets	Note 6	11.3	8.7
Deferred charges and other long-term assets	Note 4	104.9	104.2

		$7,928.0	$7,387.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$234.2	$246.3
Current portion of long-term debt	Note 7	145.8	167.1
Current portion of reclamation and remediation obligations	Note 8	7.8	10.0
Current portion of unrealized fair value of derivative liabilities	Note 6	100.0	128.1

		487.8	551.5
Long-term debt	Note 7	612.4	783.8
Other long-term liabilities	Note 4	651.1	586.6
Future income and mining taxes		700.9	622.3

		2,452.2	2,544.2

Non-controlling interest		107.3	56.3

Convertible preferred shares of subsidiary company	Note 9	—	10.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 10	6,443.2	5,873.0
Contributed surplus		165.8	168.5
Accumulated deficit		(1,073.7)	(1,100.2)
Accumulated other comprehensive loss	Note 5	(166.8)	(164.4)

		5,368.5	4,776.9

Contingencies	Note 14
Subsequent event	Note 15

		$7,928.0	$7,387.5

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		695,744,099	659,438,293

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2009	2008	2009	2008
Revenue
Metal sales		$582.3	$503.7	$1,713.1	$1,132.6
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		271.6	229.6	776.1	552.1
Accretion and reclamation expense		4.7	4.3	13.9	12.9
Depreciation, depletion and amortization		109.7	88.9	337.9	164.2

		196.3	180.9	585.2	403.4
Other operating costs		18.7	0.3	34.6	(5.6)
Exploration and business development		22.2	19.2	48.9	43.6
General and administrative		30.8	24.7	82.0	72.1

Operating earnings		124.6	136.7	419.7	293.3
Other expense — net	Note 4	(35.5)	(29.6)	(118.5)	(36.2)

Earnings before taxes and other items		89.1	107.1	301.2	257.1
Income and mining taxes expense — net		(89.1)	(26.5)	(143.8)	(72.7)
Equity income (losses) in associated companies — net	Note 4	0.3	(0.4)	(6.4)	(7.6)
Non-controlling interest		(21.8)	(15.4)	(76.7)	(14.7)
Dividends on convertible preferred shares of subsidiary		—	(0.1)	—	(0.5)

Net earnings (loss)		$(21.5)	$64.7	$74.3	$161.6

Earnings (loss) per share
Basic		$(0.03)	$0.10	$0.11	$0.26
Diluted		$(0.03)	$0.10	$0.11	$0.26
Weighted average number of common shares outstanding (millions)
Basic	Note 12	695.0	626.1	690.0	618.4
Diluted	Note 12	695.0	631.1	694.7	623.4

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(21.5)	$64.7	$74.3	$161.6
Adjustments to reconcile net earnings (loss) to net cash provided from (used for) operating activities:
Depreciation, depletion and amortization	109.7	88.9	337.9	164.2
Accretion and reclamation expenses	4.7	4.3	13.9	12.9
Accretion of convertible debt and deferred financing costs	4.3	4.1	12.7	11.1
Losses on disposal of assets and investments — net	1.0	41.9	0.3	31.4
Equity income (losses) in associated companies	(0.3)	0.4	6.4	7.6
Non-hedge derivative losses (gains) — net	1.5	(14.1)	—	(23.5)
Future income and mining taxes	53.3	2.1	25.5	16.1
Non-controlling interest	21.8	15.4	76.7	14.7
Stock-based compensation expense	6.5	5.9	20.3	16.6
Foreign exchange gains (losses) and other	22.0	(30.4)	77.0	(19.6)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(14.6)	(15.1)	(65.0)	(53.8)
Inventories	(25.8)	(36.5)	(75.2)	(115.5)
Accounts payable and other liabilities	(20.7)	74.4	(25.7)	18.8

Cash flow provided from operating activities	141.9	206.0	479.1	242.6

Investing:
Additions to property, plant and equipment	(140.5)	(194.1)	(343.7)	(569.1)
Asset purchases — net of cash acquired	—	33.4	(41.4)	33.4
Proceeds from the sale of long-term investments and other assets	—	(1.9)	0.1	(26.3)
Reductions (additions) to long-term investments and other assets	3.1	4.7	(172.5)	10.3
Proceeds from the sale of property, plant and equipment	—	18.2	0.3	28.4
Reductions (additions) to short-term investments	69.7	226.7	(1.5)	(4.7)
Increase in restricted cash	(58.2)	(16.4)	(48.0)	(15.9)
Other	(12.3)	0.6	(12.4)	0.3

Cash flow provided from (used for) investing activities	(138.2)	71.2	(619.1)	(543.6)

Financing:
Issuance of common shares	—	—	396.4	—
Issuance of common shares on exercise of options and warrants	10.4	0.6	23.0	29.4
Increases in debt	44.4	—	49.8	117.9
Proceeds from issuance of convertible debentures	—	—	—	449.9
Debt issuance costs	—	—	—	(1.6)
Repayment of debt	(144.6)	(15.0)	(230.3)	(70.5)
Dividends paid to common shareholder	(34.6)	(26.2)	(62.4)	(51.2)
Dividends paid to non-controlling shareholder	(25.8)	—	(25.8)	—
Settlement of derivative instruments	(5.8)	(2.1)	(14.3)	(11.0)

Cash flow provided from (used for) financing activities	(156.0)	(42.7)	136.4	462.9

Effect of exchange rate changes on cash	4.3	(7.3)	10.6	(7.5)

Increase (decrease) in cash and cash equivalents	(148.0)	227.2	7.0	154.4
Cash and cash equivalents, beginning of period	645.6	473.4	490.6	551.3

Cash and cash equivalents, end of period before assets held for sale	$497.6	$700.6	$497.6	$705.7
Assets held for sale	—	5.1	—	—

Cash and cash equivalents, end of period	$497.6	$705.7	$497.6	$705.7

Cash and cash equivalents, end of period	$497.6	$705.7	$497.6	$705.7
Short-term investments	36.0	14.6	36.0	14.6

Cash, cash equivalents and short-term investments	$533.6	$720.3	$533.6	$720.3

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
		2009	2008	2009	2008
Common share capital and common share purchase warrants
Balance beginning of period		$6,427.7	5,167.8	5,873.0	5,123.6
Shares issued on equity offering		—	—	396.4	—
Shares issued on acquisition of Lobo-Marte		—	—	102.9	—
Shares issued on acquisition of Aurelian		—	639.7	—	639.7
Warrants issued on acquisition of Aurelian		—	56.0	—	56.0
Common shares issued for employee share purchase plan		1.1	1.0	3.2	2.7
Transfer from contributed surplus on exercise of options and restricted shares		4.9	0.7	21.7	14.4
Options and warrants exercised, including cash		9.5	0.6	46.0	29.4

Balance at the end of the period		$6,443.2	$5,865.8	$6,443.2	$5,865.8

Contributed surplus
Balance beginning of period		$164.6	137.3	168.5	65.4
Stock-based compensation		6.1	5.0	19.0	14.0
Equity portion of convertible notes		—	—	—	76.6
Aurelian options exercised		(2.3)	25.9	(7.3)	25.9
Transfer of fair value of exercised options and restricted shares		(2.6)	(0.7)	(14.4)	(14.4)

Balance at the end of the period		$165.8	$167.5	$165.8	$167.5

Accumulated deficit
Balance beginning of period		$(1,017.5)	(169.8)	(1,100.2)	(253.1)
Adoption of new accounting policy	Note 2	—	—	14.6	11.0
Dividends paid		(34.7)	(26.3)	(62.4)	(50.9)
Net earnings (loss)		(21.5)	64.7	74.3	161.6

Balance at the end of the period		$(1,073.7)	$(131.4)	$(1,073.7)	$(131.4)

Accumulated other comprehensive loss
Balance beginning of period		$(143.4)	(254.5)	(164.4)	(98.1)
Adoption of new accounting policy	Note 2	—	—	1.6	—
Other comprehensive income (loss)		(23.4)	58.4	(4.0)	(98.0)

Balance at the end of the period		$(166.8)	$(196.1)	$(166.8)	$(196.1)

Total accumulated deficit and accumulated other comprehensive loss		$(1,240.5)	$(327.5)	$(1,240.5)	$(327.5)

Total common shareholders' equity		$5,368.5	$5,705.8	$5,368.5	$5,705.8

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Unaudited (expressed in millions of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
		2009	2008	2009	2008
Net earnings (loss)		$(21.5)	$64.7	$74.3	$161.6

Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments(a)		16.2	(8.3)	27.8	(40.9)
Change in fair value of derivative financial instruments designated as cash flow hedges(b)		(44.3)	68.0	(68.2)	(39.5)
Change in derivatives settled(c)		4.7	(1.3)	36.4	(17.6)

Other comprehensive income (loss), net of tax:		(23.4)	58.4	(4.0)	(98.0)

Total comprehensive income (loss)		$(44.9)	$123.1	$70.3	$63.6

(a)
Net of tax of $1.1 million, 3 months; $2.4 million, 9 months (2008 — $nil, 3 months; $2.1 million,9 months).
(b)
Net of tax recoveries of $4.1 million, 3 months; $18.9 million, 9 months (2008 — $8.5 million, 3 months; $4.0 million, 9 months).
(c)
Net of tax recoveries of $0.5 million, 3 months; $7.1 million, 9 months (2008 — $2.5 million, 3 months; $4.4 million, 9 months).

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Ecuador, and Chile. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells various amounts of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2008 except as noted in Note 2, below.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. The financial statements do not include disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2008.

  The preparation of the Company's unaudited interim financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial instruments, goodwill, long-term investments, reclamation and remediation obligations, and the provision for income and mining taxes.

  Subsequent events and transactions for potential recognition or disclosure in the financial statements have been evaluated through November 2, 2009, the date that the financial statements were issued.

  Certain comparative figures for 2008 have been reclassified to conform to the 2009 financial statement presentation.

2.     ACCOUNTING POLICIES AND ACCOUNTING CHANGES

  Accounting policies

  (i)    Goodwill and goodwill impairment

  Business acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill. Goodwill is assigned to the reporting units and is not amortized.

  Included in the fair value of property, plant and equipment and mineral properties is Value beyond Proven and Probable Reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and the Emerging Issues Committee abstract "EIC-152 — Mining assets — Impairment and Business Combinations" and has been interpreted differently by different mining companies. Kinross' acquisition adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources. In addition, as part of a business acquisition, the Company may acquire land with mineral rights ("exploration properties"), which is the area adjacent and contiguous to existing mines or properties containing reserves, resources or without any identified exploration targets. The exploration properties are valued based on prices paid for similar types of properties in market transactions.

  Goodwill is attributed to the following factors:

  •
  Expected additional value ("EAV") from identified exploration targets at the reporting unit is calculated based on management's estimates of the ounces at such targets, based on the specific geological attributes of the mineral property and based on prices in market transactions involving properties with similar exploration targets;

  •
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

2.     ACCOUNTING POLICIES AND ACCOUNTING CHANGES (Continued)

    promising acquired properties in the future. This optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price; and

  •
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

  The value associated with EAV is assigned to reporting units at the date of acquisition. Residual goodwill represented by optionality and going-concern value as described above, is also assigned to reporting units at the date of acquisition. However, the Company assigns residual goodwill to reporting units using a relative fair value methodology.

  The Company evaluates the carrying amount of goodwill allocated to reporting units on an annual basis and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit may have been impaired. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

  In testing goodwill for impairment, the Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. Fair value of the reporting unit for purposes of impairment testing is comprised of the following:

  •
  Discounted nominal cash flows of reserves and resources, which includes estimates for capital expenditures.

  •
  Fair value of exploration properties based on market comparable data.

  •
  EAV at the impairment testing date.

  Discounted nominal cash flows are estimated based on the Company's life-of-mine plans and include the following estimates and assumptions:

  •
  estimated future recoverable mine production based on Proven and Probable Reserves, Measured, Indicated and Inferred Resources, metal grades and recovery rates;

  •
  metal prices, foreign exchange, inflation, tax rates and operating and abandonment costs; and

  •
  Capital expenditures, which are all based on life-of-mine plans representing the budgets and long-term business plans for each reporting unit.

  The fair value arrived at as described above, is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment" as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

  The use of estimates and assumptions is subjective and therefore it is possible that actual future cash flows may differ significantly from projected future results prepared using numerous estimates and assumptions. Each of the estimates and assumptions noted above are subject to significant risks and uncertainties.

  In applying the Company's accounting policy at impairment testing dates, no value is computed or attributed for the optionality and the going concern value, which are contributors to goodwill at the time that the reporting units were acquired. Under the Company's accounting policy these amounts are considered to exist at the corporate level and cannot be attributed to individual reporting units or individual mines. By not attributing any value to the optionality and going-concern value at the individual mines an impairment of acquired goodwill, with all other assumptions including gold price and reserves remaining constant, is likely to occur at the time of the first impairment test after acquisition. Positive changes in valuation inputs such as the gold price and reserves in the period prior to the impairment test could moderate or eliminate any impairment.

  Accounting changes

  The Company's policies in effect for 2009 are noted in the Company's annual audited financial statements for the year ended December 31, 2008, with the exception of the following accounting policies adopted in 2009:

  Financial instruments

  In January 2009, the Emerging Issues Committee issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC-173"). The Committee concluded that an entity's credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

2.     ACCOUNTING POLICIES AND ACCOUNTING CHANGES (Continued)

  Prior to the implementation of EIC-173, the Company had considered the impact of credit risk on a qualitative basis only. As a result of adopting EIC-173 as at January 1, 2009, the Company quantified the impact of credit risk when calculating the fair value of financial assets and liabilities, including derivatives and the impact was as follows:

  •
  An increase in the current portion of Unrealized fair value of derivative assets of $0.1 million;

  •
  An increase in the long-term portion of Unrealized fair value of derivative assets of $0.6 million;

  •
  An increase in Future income tax assets of $0.4 million;

  •
  A decrease in the current portion of Unrealized fair value of derivative liabilities of $2.1 million;

  •
  A decrease in the long-term portion of Unrealized fair value of derivative liabilities of $13.0 million;

  •
  An increase in opening Retained earnings of $14.6 million; and

  •
  An increase in Other comprehensive income ("OCI") of $1.6 million.

  Mining exploration costs

  In March 2009, the Emerging Issues Committee issued EIC-174, "Mining Exploration Costs", which provides guidance on the capitalization of exploration costs related to mining properties and the impairment review of such capitalized exploration costs. This EIC is effective for the Company on January 1, 2009. The application of this EIC did not have an effect on the Company's financial statements.

  Goodwill and intangible assets

  In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which replaces Section 3062, "Goodwill and Other Intangible Assets." Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets for profit-oriented enterprises. This standard is effective for the Company on January 1, 2009. Adoption of this standard had no impact on the Company's financial statements.

  Recent pronouncements

  Financial instruments — disclosures

  In May 2009, the CICA amended Section 3862, Financial Instruments — Disclosures, which requires additional disclosure of fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements (Level 1, Level 2 and Level 3 inputs as defined in the standard). The amendments are applicable for years ending after September 30, 2009 and will harmonize with disclosures currently required under US GAAP. The Company currently presents this disclosure in its reconciliation to generally accepted accounting principles in the United States, and will include such disclosures in its Canadian GAAP financial statements for the year ended December 31, 2009.

  Equity

  In August 2009, the CICA issued certain amendments to Section 3251 — Equity. The amendments apply to entities that have adopted Section 1602 — Non-controlling interests. The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the period ended September 30, 2009.

3.     ACQUISITIONS AND DIVESTITURES

  (i)
  Investment in Harry Winston Diamond Corporation and Diavik Diamond mine

    On March 31, 2009, Kinross completed the acquisition of 15.2 million shares of Harry Winston Diamond Corporation ("Harry Winston") at a subscription price of $3.00 per share for a total subscription price of $45.6 million. Pursuant to the closing of the transaction Kinross obtained a seat on the Board of Directors of Harry Winston. Additionally, on the same date Kinross acquired a 22.5% interest in the limited partnership that holds Harry Winston's 40% interest in the Diavik Diamond Mine, (a 9% indirect interest in the mine), for a gross subscription price of $125.1 million, inclusive of working capital adjustments which were finalized during the second quarter. The investment in Harry Winston was

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

3.     ACQUISITIONS AND DIVESTITURES (Continued)

    accounted for as an equity investment, whereas the acquisition of the partnership interest was accounted for as an acquisition of a Working Interest. Kinross incurred approximately $3 million in transaction costs on these transactions.

    Earnings from Working Interests are accounted for based on Kinross' pro-rata share of earnings in the underlying entity. The cost of the Working Interest plus any funding contributions made, less any cash distributions received in excess of Kinross' share of post acquisition earnings are amortized on a units of production basis corresponding to the proven and probable reserves of the underlying entity Kinross has invested in. Changes in the investment in Working Interests include changes as a result of Kinross' pro-rata share of net income or loss and are accounted for in the statement of operations as earnings from Working Interests within Other Income. Cash received from the Working Interest is accounted for as a reduction, while funding contributions into the Working Interest are accounted for as an increase in the carrying value of the working interest on the balance sheet.

  (ii)
  Acquisition of the remaining interest in Lobo-Marte

    On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM ("Minera") through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for net cash of $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more. In 2008, Kinross had acquired a 40% interest in Minera from certain subsidiaries of Anglo American plc.

    As of January 7, 2009, the financial statements of Minera are being consolidated and the previously acquired 40% interest in Lobo-Marte accounted for as an equity investment as at December 31, 2008 of $141.1 million was reclassified to mineral interests.

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  (i)
  Cash, cash equivalents and short-term investments:

	September 30, 2009	December 31, 2008
Cash on hand and balances with banks	$207.4	$334.5
Short-term investments	36.0	34.5
Short-term deposits	290.2	156.1

	$533.6	$525.1

  (ii)
  Inventories:

	September 30, 2009	December 31, 2008
Ore in stockpiles(a)	$74.2	$72.4
Ore on leach pads(b)	20.3	16.8
In-process	31.5	23.2
Finished metal	62.0	74.9
Materials and supplies	379.3	311.5

	567.3	498.8
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(62.0)	(61.7)

	$505.3	$437.1

    (a)
    Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 4 (vii).
    (b)
    Ore on leach pads relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2017 and at Maricunga in 2025.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (iii)
  Property, plant and equipment:

	September 30, 2009			December 31, 2008
	Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a),(c)
Producing properties	$3,136.9	$(939.4)	$2,197.5	$2,786.7	$(696.5)	$2,090.2

Mineral Interests
Producing properties(c)	$1,278.9	$(356.2)	$922.7	$1,278.8	$(265.6)	$1,013.2
Development properties(d)	508.8	—	508.8	511.2	—	511.2
Exploration properties(d)	1,428.0	—	1,428.0	1,133.4	—	1,133.4

	$3,215.7	$(356.2)	$2,859.5	$2,923.4	$(265.6)	$2,657.8

Total property, plant and equipment	$6,352.6	$(1,295.6)	$5,057.0	$5,710.1	$(962.1)	$4,748.0

    (a)
    Capitalized interest included within property, plant and equipment was $6.0 million and $26.4 million during the nine months ended September 30, 2009 and 2008, respectively. Interest capitalized during both periods related to capital expenditures at Fort Knox and Round Mountain.
    (b)
    Cost includes previously recorded adjustments for the impairment in the carrying value of property, plant and equipment.
    (c)
    Included in producing properties is $441.0 million (December 31, 2008 — $163.3 million) related to assets that are not being depreciated, including: the construction of expansion projects, assets paid for but not yet received, and other assets that were in various stages of being readied for use.
    (d)
    The amount allocated to development and exploration properties relates to assets that are not being depreciated.

  (iv)
  Capitalized stripping:

	September 30, 2009			December 31, 2008
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,	$58.5	$29.6	$88.1	$44.6	$31.9	$76.5
Additions	15.8	20.4	36.2	24.1	14.8	38.9
Amortization(a)	(8.3)	(8.8)	(17.1)	(10.2)	(17.1)	(27.3)

Balance, at period end	$66.0	$41.2	$107.2	$58.5	$29.6	$88.1

    (a)
    Amortization of capitalized stripping costs uses the Units of Production ("UOP") depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (v)
  Goodwill:

    The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	December 31, 2007	Allocation and Adjustment(a)	Impairment(c)	December 31, 2008	September 30, 2009
Operating segments
Round Mountain	$58.7	$—	$—	$58.7	$58.7
Paracatu	65.5	—	—	65.5	65.5
La Coipa	124.4	—	—	124.4	124.4
Kettle River-Buckhorn	20.9	—	—	20.9	20.9
Kupol(c)	—	827.2	(668.4)	158.8	158.8
Maricunga(c)	—	396.1	(220.2)	175.9	175.9
Crixás	38.0	—	—	38.0	38.0
Bema acquisition(a)	1,697.4	(1,697.4)	—	—	—
Other operations(b),(c)	9.9	635.3	(105.5)	539.7	539.7

Total	$2,014.8	$161.2	$(994.1)	$1,181.9	$1,181.9

    (a)
    These amounts reflect the final determination of goodwill on the Bema acquisition and allocation to specific acquired properties.
    (b)
    Included in other operations is goodwill allocated to Cerro Casale of $361.0 million, Quebrada Seca of $168.8 million and Gurupi and Jiboia of $9.9 million.
    (c)
    In 2008, as part of the annual impairment test for goodwill, using the methodology described in note 2(i), it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca, acquired through the acquisition of Bema, exceeded its fair value. The write-down of goodwill primarily relates to the application of the Company's accounting policy as it relates to the impairment testing of goodwill. As a result, the carrying amount of goodwill was written down to fair value. No impairment was recognized at December 31, 2007 as the purchase price allocation was not finalized until 2008.

  (vi)
  Long-term investments:

    Long-term investments of $236.6 million include (December 31, 2008 — $185.9 million) $53.5 million of investments accounted for using the equity method, $112.1 million accounted for as a Working Interest (December 31, 2008 — $nil) and $71.0 million of investments classified as available-for-sale (December 31, 2008 — $17.7 million), for which associated unrealized gains or losses are recorded in Other Comprehensive Income.

	September 30, 2009	December 31, 2008
Available for sale investments	$71.0	$17.7
Investment in shares and working interests carried on an equity basis	165.6	168.2

Long-term investments	$236.6	$185.9

	September 30, 2009		December 31, 2008
Available for sale investments	Fair Value	Gains in OCI	Fair Value	Gains (losses) in OCI
Securities in an unrealized gain position	$23.7	$4.4	$2.5	$2.2
Securities in an unrealized loss position	47.3	24.4	15.2	(3.7)

	$71.0	$28.8	$17.7	$(1.5)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

          Investment in shares and working interests carried on an equity basis

	September 30, 2009
	Carrying Value	Market Value	% Ownership
Victoria Gold Corporation	$10.4	$18.0	22.3%
Consolidated Puma Minerals Corporation(a)	—	—	—
Brett Resources Inc.(b)	—	—	—
Harry Winston Diamond Corporation	43.1	128.3	19.8%

	53.5	146.3

Working Interest in Diavik Diamond mine	112.1		22.5%

	$165.6

	December 31, 2008
	Carrying Value	Market Value	% Ownership
Victoria Gold Corporation	$9.2	$7.0	28.0%
Consolidated Puma Minerals Corporation(a)	2.9	2.2	34.6%
Lobo-Marte(c)	141.1	141.1	40.0%
Brett Resources Inc.	15.0	9.8	25.6%

	$168.2	$160.1

    (a)
    During the third quarter as a result of the acquisition of Consolidated Puma by Sage Gold, the Company ceased equity accounting for its investment.
    (b)
    During the third quarter, the Company ceased accounting for its investment in Brett Resources on an equity basis as the Company no longer has the ability to exert significant influence.
    (c)
    In January 2009, Kinross acquired the remaining 60% interest in Lobo-Marte, as a result the previously held 40% was re-classified to mineral interests.

  (vii)
  Deferred charges and other long-term assets:

	September 30, 2009	December 31, 2008
Long-term ore in stockpiles and on leach pads(a)	$62.0	$61.7
Deferred charges, net of amortization	1.4	1.8
Long-term receivables	34.5	28.8
Advances on the purchase of capital equipment	3.4	7.6
Deferred acquisition costs and other	3.6	4.3

	$104.9	$104.2

    (a)
    Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (viii)
  Other long-term liabilities:

  Other long-term liabilities

		September 30, 2009	December 31, 2008
Reclamation and remediation obligations	Note 8	$244.0	$236.8
Unrealized fair value of derivative liabilities	Note 6	194.6	166.0
Other long-term liabilities		212.5	183.8

		$651.1	$586.6

  Consolidated Statements of Operations

  (ix)
  Other income (expense) — net:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Gain (loss) on sale of assets and investments — net	$(1.0)	$18.4	$(0.3)	$28.9
Impairment of investments(c)	—	(60.2)	—	(60.3)
Litigation reserve adjustment(a)	18.5	(19.1)	18.5	(19.1)
Interest income and other	2.3	0.7	4.6	15.0
Interest expense(b)	(13.4)	(11.6)	(46.1)	(25.8)
Foreign exchange gains (losses)	(35.0)	30.6	(86.9)	0.7
Net non-hedge derivative gains (losses)	(1.5)	11.6	—	24.4
Working Interest in Diavik Diamond mine	(5.4)	—	(8.3)	—

	$(35.5)	$(29.6)	$(118.5)	$(36.2)

    (a)
    See Note 14.
    (b)
    During the three and nine months ended September 30, 2009, $2.4 million and $6.0 million (three and nine months ended September 30, 2008 — $10.6 million and $26.4 million, respectively) of interest was capitalized to property, plant and equipment, respectively. See Note 4 (iii).
    (c)
    For the three months and nine months ended September 30, 2008 impairment losses were recorded, primarily against the investment in Consolidated Puma Minerals Corporation, Padmozi Gold Limited, and Victoria Gold Corporation.

  (x)
  Gain (loss) on sale of assets and investments — net:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Assets:
Hammond Reef project	$—	$12.2	$—	$12.2
Julietta mine	—	3.4	—	3.4
Kubaka mine	—	—	—	11.5
Investments:
Other	(1.0)	2.8	(0.3)	1.8

	$(1.0)	$18.4	$(0.3)	$28.9

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (xi)
  Equity income (losses) in associated companies — net:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Victoria Gold Corporation	$(0.5)	$(0.4)	$(2.4)	$(1.9)
Pamodzi Gold Limited	—	—	—	(4.7)
Consolidated Puma Minerals Corporation	—	—	—	(1.1)
Rolling Rock Resources Corporation	—	—	—	0.1
Harry Winston Diamond Corporation	1.2	—	(3.2)	—
Brett Resources Inc.	(0.4)	—	(0.8)	—

	$0.3	$(0.4)	$(6.4)	$(7.6)

  Supplemental cash flow information

  (xii)
  Interest and income taxes paid:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Interest	$14.7	$8.4	$33.3	$28.6
Income taxes	$81.3	$15.9	$127.0	$83.2

    During the three months and nine months ended September 30, 2009, the Company entered into capital leases in the aggregate amount of $nil and $0.1 million, respectively (2008 — $nil and $46.1 million, respectively).

5.     ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2009	December 31, 2008
Accumulated other comprehensive income (loss):
Investments(a),(b)	$26.2	$(1.6)
Financial derivatives (Note 6)(c),(d)	(193.0)	(162.8)

Accumulated other comprehensive loss, end of the period	$(166.8)	$(164.4)

  (a)
  Includes cumulative translation adjustments of $1.8 million (2008 — $4.7 million)
  (b)
  Net of tax of $2.4 million (2008 — $nil)
  (c)
  Net of tax of $7.0 million (2008 — $18.9 million)
  (d)
  As a result of adopting EIC-173 (Note 2) on January 1, 2009, an adjustment of $1.6 million was made to Accumulated other comprehensive loss.

6.     FINANCIAL INSTRUMENTS

  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting whenever hedging relationships exist and have been documented.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

6.     FINANCIAL INSTRUMENTS (Continued)

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	September 30, 2009		December 31, 2008
	Asset/ (Liability) Fair Value(b)	AOCI(a)	Asset/ (Liability) Fair Value(b)	AOCI(a)
Interest rate contracts
Interest rate swap	$(10.8)	$(8.3)	$(12.0)	$(9.1)

	(10.8)	(8.3)	(12.0)	(9.1)

Currency contracts
Foreign currency forward contracts(c)	33.6	24.8	(64.3)	(47.7)

	33.6	24.8	(64.3)	(47.7)

Commodity contracts
Gold and silver forward contracts(d)	(262.8)	(208.8)	(176.8)	(97.4)
Gold contract related to Julietta sale	4.6	—	1.3	—
Energy forward contract(e)	(1.2)	(0.7)	(10.8)	(8.6)
Total return swap	0.5	—	1.0	—

	(258.9)	(209.5)	(185.3)	(106.0)

Total all contracts	$(236.1)	$(193.0)	$(261.6)	$(162.8)

  (a)
  AOCI refers to accumulated other comprehensive income (loss).
  (b)
  Consists of unrealized fair value of derivative assets — current — $47.2 million (December 31, 2008 — $23.8 million), unrealized fair value of derivative assets — long-term — $11.3 million (December 31, 2008 — $8.7 million), current portion of unrealized fair value of derivative liabilities — $100.0 million (December 31, 2008 — $128.1 million), and unrealized fair value of derivative liabilities long-term — $194.6 million (December 31, 2008 — $166.0 million).
  (c)
  The amount of $18.7 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (d)
  The amount of $60.2 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (e)
  The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at September 30, 2009				As at December 31, 2008
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value	Carrying Amount(a)	Fair Value
Corporate revolving credit facility	(i	)	Variable			$—	$—	$—	$—
Debt component, senior convertible notes	(iv	)	1.75%	398.4	—	398.4	394.4	386.3	346.8
Kupol project financing	(iii	)	Variable	212.2	—	212.2	208.5	360.0	360.0
Corporate term loan facility	(i	)	Variable	104.6	(1.1)	103.5	98.6	130.2	130.2
Paracatu capital leases	(ii	)	5.62%	34.2	—	34.2	34.4	41.3	41.3
Kupol IFC loan	(iii	)	Variable	—	—	—	—	19.8	19.8
Maricunga capital leases	(ii	)	6.04%	2.2	—	2.2	2.2	8.0	8.0
Kettle River-Buckhorn capital leases	(ii	)	7.70%	0.1	—	0.1	0.1	—	—
Crixás bank loan and other			Variable	7.6		7.6	7.6	5.3	5.3

				759.3	(1.1)	758.2	745.8	950.9	911.4
Less: current portion				(145.8)	—	(145.8)	(145.8)	(167.1)	(167.1)

Long-term debt				$613.5	$(1.1)	$612.4	$600.0	$783.8	$744.3

  (a)
  Includes transaction costs on debt financing.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Interest incurred	$(15.8)	$(22.2)	$(52.1)	$(52.2)
Less amounts capitalized	2.4	10.6	6.0	26.4

Interest expense	$(13.4)	$(11.6)	$(46.1)	$(25.8)

  (i)
  Corporate revolving credit and term loan facilities

    As at September 30, 2009 the Company's credit facility includes a $300.0 million revolving credit facility and a $104.6 million term loan. The revolving credit facility supports Kinross' liquidity and letter of credit needs and matures on August 18, 2010. The term loan matures on February 18, 2012. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries are pledged as collateral.

    The credit agreement can be drawn in U.S. or Canadian dollars. During the nine months ended September 30, 2009, issue costs related to both facilities, totaling $1.1 million (December 31, 2008 — $1.7 million) were recorded as a reduction of the nominal amount.

    The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily for environmental and site restoration costs, exploration permitting, workers' compensation and other general corporate purposes. As at September 30, 2009 letters of credit totaling $124.9 million (December 31, 2008 — $146.0 million) were drawn against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure.

    Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to operating cash flow.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    The Company's current net debt/operating cash flow ratio is less than 1.25 and the Company expects that this will not change going forward. At this rate, interest charges would be as follows:

Type of Credit	Credit Facility
Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

    The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $700.0 million for 2009 (2008 — $700.0 million), an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The financial covenants are based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation, a subsidiary of Kinross. The Company is in compliance with these covenants.

  (ii)
  Capital leases

    At September 30, 2009, the Company had equipment under capital lease totaling $36.5 million (December 31, 2008 — $49.3 million). Repayments on the capital leases end in 2013.

  (iii)
  Kupol project financing

    The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo- und Vereinsbank AG ("HVB") had provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. The HVB Cost Overrun Facility expired as scheduled on June 1, 2009. The long-term land lease is in place. The Company has completed the requirement to pledge the mortgage on this property as security to the lenders.

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING; as at September 30, 2009, $84.5 million (December 31, 2008 — $135.0 million) was outstanding. Tranche B is for $250.0 million, matures June 30, 2012, and was fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB") and as at September 30, 2009, $127.7 million (December 31, 2008 — $225.0 million) was outstanding. Both tranches of the Project Loan were drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

    Under the terms of the Kupol Project Loan there are two significant milestones that the project must meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and Economic completion was achieved on September 23, 2009.

    Having achieved economic completion, the Company was released from a guarantee that EastWest Gold (formerly known as Bema Gold) had given the project lenders and we received back a $25 million letter of credit. The Company received consent from the lenders to allow it to complete a special cash distribution when the Company achieved economic completion. As part of the distribution, the Company was required to prepay a portion of the principal outstanding on the loan (approximately $89 million) and the Company was allowed to declare and pay a dividend (total dividend payment $100 million, Kinross' share $75 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

    The Company and its subsidiary are in compliance with these covenants at September 30, 2009.

    On March 20, 2009, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares at a price of $6.61 plus CAD $0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million (December 31, 2008 — $19.8 million) was assigned to EastWest Gold Corporation, a subsidiary of Kinross. As the loan is now of an intercompany nature, it is eliminated on consolidation. The $25 million was allocated to common shares commensurate with the issuance of the 3.8 million Kinross shares.

    As at September 30, 2009, cash of $58.4 (December 31, 2008 — $10.3 million) has been restricted for payments related to the Project Loan.

  (iv)
  Senior convertible notes

    During January 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of Convertible Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Convertible Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Convertible Notes will also be convertible on and after December 15, 2027. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the Convertible Notes will have the right to require Kinross to repurchase the Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest to the redemption date, if any.

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

	September 30, 2009	December 31, 2008
Balance at January 1,	$246.8	$231.6
Additions resulting from acquisitions(a)	—	9.4
Reductions resulting from dispositions(b)	—	(13.4)
Reclamation spending	(8.9)	(10.5)
Accretion and reclamation expenses	13.9	24.7
Asset retirement cost	—	5.0

Balance at period end	251.8	246.8
Less: Current portion	(7.8)	(10.0)

Balance at period end	$244.0	$236.8

  (a)
  Reflects the 2008 adjustments to the purchase price allocation of Bema and the 2007 acquisitions of Bema and the asset purchase and sale with Goldcorp.
  (b)
  Reflects the disposition of the Kubaka mine in January 2008, and the Julietta mine in August 2008.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

9.     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

  On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Convertible Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability. The settlement was formally approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than KGUSA are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

  As a result of the above, the previous carrying value of $10.1 million, was reduced to $nil at March 31, 2009.

10.  COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the nine months ended September 30, 2009 is as follows:

	Nine months ended September 30, 2009
	Number of shares	Amount
	(000's)
Common shares
Balance at January 1,	659,438	$5,779.2
Issued (cancelled):
On acquisition of Lobo-Marte	5,605	102.9
Equity issuance	24,035	396.4
Under employee share purchase plan	165	3.2
Under stock option and restricted share plan	2,149	31.8
Under Aurelian options	506	10.0
Under Bema options	62	0.8
Under Echo Bay options	2	0.1
Conversions:
Bema warrants	3,782	57.7

Balance at period end	695,744	$6,382.1

Common share purchase warrants(a)
Balance at January 1,	28,507	$93.8
Conversion of Bema warrants	(3,782)	(32.7)

Balance at period end	24,725	61.1

Total common share capital and common share purchase warrants		$6,443.2

  (a)
  See below for discussion of common share purchase warrants.

  Common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the nine months ended September 30, 2009 are as follows:

	(000's)(a)	Weighted average exercise price (CAD$)
Canadian $ denominated common share purchase warrants
Balance, January 1,(b)	24,392	$30.17
Issued(c)	—	—

Outstanding at September 30,	24,392	$30.17

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

10.  COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

	(000's)(a)	Weighted average exercise price ($)
US $ denominated common share purchase warrants
Balance, January 1,	4,115	$6.76
Exercised(b)	(3,782)	6.61

Outstanding at September 30,	333	$8.46

  (a)
  Represents share equivalents of warrants.
  (b)
  Includes 11.3 million Bema warrants outstanding that are convertible into 5.0 million Kinross shares plus CAD$0.01 per Bema warrant.

  Capital Management

  Our objectives when managing capital are to:

  •
  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

  •
  Ensure the Company has the capital and capacity to support our long-term growth strategy

  •
  Provide investors with a superior rate of return on their invested capital

  •
  Ensure that all bank covenant ratios are complied with

  •
  Minimize counterparty credit risk

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

	September 30, 2009	December 31, 2008
Long-term debt	$612.4	$783.8
Current portion of long-term debt	$145.8	$167.1
Total debt	$758.2	$950.9
Common shareholders' equity	$5,368.5	$4,776.9
Gross debt/equity ratio	14.1%	19.9%
Company target	0 - 30%	0 - 30%

	September 30, 2009	December 31, 2008
Operating cashflow:
Rolling 12 month cash flow provided from Operating Activities	$680.1	$443.6
Add Back:
Rolling 12 month cash interest paid	$54.4	$49.7
Rolling 12 month cash income tax paid	$119.1	$75.3

Rolling 12 month operating cash flow	$853.6	$568.6

Rolling 12 month cash interest paid	$54.4	$49.7
Interest coverage ratio	15.7:1	11.4:1
Company target ratio	>5.0:1	>5.0:1

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

11.  STOCK-BASED COMPENSATION

  Stock options

  There were 112,000 and 1,423,000 options granted during the three and nine months ended September 30, 2009. The Black-Scholes weighted average assumptions for the three and nine months ended September 30, 2009 relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were: 0.47%, 51.91%, 1.98% and 3.5 years, and 0.73%, 50.37%, 1.69%, and 3.5 years, respectively. The weighted average fair value per stock option granted for the three and nine months ended September 30, 2009, was CAD$8.06 and CAD$8.60, respectively.

  A summary of the status of the stock option plan and changes during the nine months ended September 30, 2009 are as follows:

Canadian $ denominated options	2009
	(000's)	Weighted average exercise price ($CAD)
Balance, January 1	8,293	$16.22
Exercised	(2,107)	11.55
Granted	1,423	23.08
Forfeited	(236)	21.81

Outstanding at September 30	7,373	$18.70

  Restricted share units

  During the nine months ended September 30, 2009, 1,110,000 restricted share units were issued.

  Restricted performance share units

  In 2009, the Company implemented a restricted performance share unit plan ("RPSUs"). The RPSUs are subject to certain vesting requirements and vest after 35 months. The vesting requirements are based on certain criteria established by the Company. In addition, the award for 2009 may be increased by 200% based on additional criteria. In 2009, 49,000 RPSUs were granted.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

12.  EARNINGS PER SHARE

  Earnings per share ("EPS") has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. In 2008, the Kinam Gold Inc. preferred shares and convertible notes were reflected in diluted earnings per share by application of the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(Number of common shares in thousands)	2009	2008	2009	2008
Basic weighted average shares outstanding:	694,999	626,139	690,041	618,356
Weighted average shares dilution adjustments:
Dilutive stock options(a)	—	938	1,755	933
Restricted share units	—	1,507	1,920	1,406
Restricted performance share units	—	—	39	—
Common share purchase warrants(a)	—	2,536	965	2,749

Diluted weighted average shares outstanding	694,999	631,120	694,720	623,444

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	5,382	1,844	3,617	1,116
Restricted share and Restricted performance share units	2,055	—	—	—
Common share purchase warrants	24,585	10,541	24,393	6,645
Kinam preferred shares	—	331	—	331
Convertible notes	16,152	26,093	16,152	20,263

  (a)
  Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the three and nine months ended September 30, 2009 the average share price used was $— and $18.16 per share (2008: $17.63 and $20.37 per share, respectively), respectively.
  (b)
  These adjustments were excluded, as they were anti-dilutive for the three and nine months ended September 30, 2009 and 2008.

13.  SEGMENTED INFORMATION

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer and that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as non-operating segments. Properties that are under care and maintenance, are shut down and are in reclamation and non-mining and other operations are reported in Corporate and other.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

13.  SEGMENTED INFORMATION (Continued)

  The following tables set forth information by segment.

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)	Capital expenditures	Segment assets — As at September 30, 2009
For the three months ended September 30, 2009
Operating segments
Fort Knox	$59.0	$36.0	$0.4	$6.0	$1.1	$0.1	$15.4	$31.2	$407.0
Round Mountain	56.7	31.2	0.4	6.4	—	0.1	18.6	8.2	238.0
Kettle River-Buckhorn	56.0	18.1	0.3	19.5	1.6	(1.0)	17.5	8.3	348.2
Kupol	205.6	60.0	0.4	48.2	2.0	0.5	94.5	12.3	1,433.6
Paracatu	81.4	64.7	0.3	10.5	—	5.1	0.8	49.7	1,311.9
Crixás	21.2	9.7	—	2.6	1.6	0.1	7.2	7.5	130.0
La Coipa	48.4	22.7	2.2	11.6	2.8	3.4	5.7	4.6	428.9
Maricunga	54.0	29.2	0.1	4.0	—	0.9	19.8	8.0	522.0
Non-operating segments
Fruta del Norte	—	—	—	0.1	2.1	5.1	(7.3)	0.9	1,032.1
Cerro Casale	—	—	—	—	—	—	—	7.0	905.5
Corporate and other(d)	—	—	0.6	0.8	11.0	35.2	(47.6)	2.8	1,170.8

Total	$582.3	$271.6	$4.7	$109.7	$22.2	$49.5	$124.6	$140.5	$7,928.0

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)	Capital expenditures	Segment assets — As at December 31, 2008
Three months ended September 30, 2008
Operating segments
Fort Knox	$88.3	$45.1	$0.4	$8.5	$0.5	$0.4	$33.4	$38.4	$315.8
Round Mountain	55.9	28.6	0.4	5.3	0.1	—	21.5	7.8	228.2
Kettle River-Buckhorn	—	—	0.2	—	1.5	—	(1.7)	12.7	362.5
Kupol	190.9	52.6	0.2	50.2	2.7	(0.1)	85.3	22.4	1,476.3
Paracatu	41.2	19.8	0.3	4.4	—	(2.1)	18.8	93.9	1,241.0
Crixás	20.4	7.8	0.1	3.0	0.5	0.2	8.8	5.2	120.4
La Coipa	50.0	33.0	2.0	10.4	1.2	1.0	2.4	3.5	408.5
Maricunga	49.4	34.8	0.1	5.5	0.5	—	8.5	4.5	525.5
Julietta(e)	7.6	7.9	0.1	1.2	0.1	—	(1.7)	0.5	—
Non-operating segments
Fruta del Norte	—	—	—	—	—	—	—	—	1,043.3
Cerro Casale	—	—	—	—	(0.2)	0.4	(0.2)	2.4	884.8
Corporate and other(d)	—	—	0.5	0.4	12.3	25.2	(38.4)	2.8	781.2

Total	$503.7	$229.6	$4.3	$88.9	$19.2	$25.0	$136.7	$194.1	$7,387.5

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

13.  SEGMENTED INFORMATION (Continued)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)	Capital expenditures	Segment assets — As at September 30, 2009
Nine months ended September 30, 2009
Operating segments
Fort Knox	$163.1	$103.5	$1.2	$18.3	$2.7	$0.2	$37.2	$96.4	$407.0
Round Mountain	152.3	85.8	1.2	16.0	0.3	0.1	48.9	25.8	238.0
Kettle River-Buckhorn	113.8	37.1	0.9	41.6	2.1	(1.0)	33.1	24.2	348.2
Kupol	681.2	187.3	1.1	163.2	3.9	0.7	325.0	28.8	1,433.6
Paracatu	231.7	177.3	0.8	33.0	—	10.6	10.0	84.8	1,311.9
Crixás	49.8	23.0	0.1	6.8	3.7	0.5	15.7	20.4	130.0
La Coipa	162.3	71.1	6.4	43.2	4.6	3.6	33.4	12.2	428.9
Maricunga	158.9	91.0	0.4	13.1	0.2	1.1	53.1	28.9	522.0
Non-operating segments
Fruta del Norte	—	—	—	0.2	3.3	11.1	(14.6)	1.5	1,032.1
Cerro Casale	—	—	—	—	—	0.4	(0.4)	15.6	905.5
Corporate and other(d)	—	—	1.8	2.5	28.1	89.3	(121.7)	5.1	1,170.8

Total	$1,713.1	$776.1	$13.9	$337.9	$48.9	$116.6	$419.7	$343.7	$7,928.0

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)	Capital expenditures	Segment assets — As at December 31, 2008
Nine months ended September 30, 2008
Operating segments
Fort Knox	$228.0	$114.8	$0.9	$22.2	$1.0	$1.7	$87.4	$93.8	$315.8
Round Mountain	172.4	85.5	1.1	17.3	0.6	—	67.9	25.7	228.2
Kettle River-Buckhorn	—	—	0.7	0.1	2.3	3.2	(6.3)	30.6	362.5
Kupol	190.9	52.6	0.7	50.2	4.1	—	83.3	95.2	1,476.3
Paracatu	128.0	62.8	0.9	11.1	0.2	(13.7)	66.7	269.6	1,241.0
Crixás	58.1	20.3	0.3	7.9	0.7	0.3	28.6	12.7	120.4
La Coipa	166.6	88.3	5.9	32.3	3.4	1.7	35.0	12.1	408.5
Maricunga	150.6	95.5	0.4	13.3	0.6	—	40.8	18.6	525.5
Julietta(e)	38.0	32.3	0.2	8.1	0.5	—	(3.1)	2.4	—
Non-operating segments
Fruta del Norte	—	—	—	—	—	—	—	—	1,043.3
Cerro Casale	—	—	—	—	0.1	1.7	(1.8)	3.5	884.8
Corporate and other(d)	—	—	1.8	1.7	30.1	71.6	(105.2)	4.9	781.2

Total	$1,132.6	$552.1	$12.9	$164.2	$43.6	$66.5	$293.3	$569.1	$7,387.5

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes Other operating costs and General and administrative expenses.
  (d)
  Includes corporate, shutdown operations and other non-core operations.
  (e)
  Julietta was sold in August 2008.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(unaudited and expressed in millions of United States dollars)

14.  CONTINGENCIES

  General

  Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Aurelian Warrant Litigation

  This litigation was settled in September 2009, and the underlying actions are scheduled to be dismissed with prejudice by end of November 2009.

  Kinam Preferred Shares

  During the third quarter of 2008, the Company entered into a memorandum of understanding to settle all claims related to the Kinam preferred share litigation in the amount of $29.25 million. As the Company previously held the preferred shares balance at $10.1 million, this resulted in a charge of $19.1 million for the quarter.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

  During the second quarter of 2009 the Brazilian federal legislature passed a tax amnesty program. A Brazilian taxpayer could agree to settle its federal tax debts resulting from an assessment of tax before December 1, 2009 at a discount. The discount varies by payment option but is a significant reduction in penalties, interest charges and legal charges. The Company is currently undergoing an internal assessment to determine the impact of the tax amnesty program.

  In early August 2009, the Company's wholly-owned Brazilian subsidiary, Rio Paracatu Mineracao S.A. ("RPM"), the owner of Paracatu, received a tax assessment from the Brazilian Federal tax authorities in the amount of $146 million, including penalties and interest of $82 million. The assessment denies deductions for goodwill claimed by RPM during 2005 through 2008. As at September 30, 2009 the Company has a future tax asset of approximately $75 million recorded in its financial statements in respect of the goodwill balance, the future deduction of which will depend on the outcome of the assessment. The Company has assessed the net tax benefit related to this item, concluding it appropriate. On September 1, 2009 the Company filed its administrative appeal of this assessment.

15.  SUBSEQUENT EVENT

  Subsequent to September 30, 2009, the Company entered into an agreement with Jaguar Mining Inc. ("Jaguar") to sell the Gurupi property to Jaguar in exchange for approximately $39 million in the form of Jaguar shares. The number of shares the Company will receive will be based on the volume-weighted average share price on the NYSE for a period of 5 trading days immediately prior to the closing date. The Company still holds the adjacent Jiboia property.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

        The September 30, 2009 and 2008 unaudited interim consolidated financial statements of Kinross Gold Corporation ("Kinross", or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which in some respects differ from United States generally accepted accounting principles ("US GAAP"). The effects of these differences on the Company's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009 and 2008 are provided in the following CDN GAAP to US GAAP reconciliation which should be read in conjunction with Kinross' unaudited interim consolidated financial statements prepared in accordance with CDN GAAP.

Reconciliation of Net Earnings (Loss) and Comprehensive Income (Loss)

	For the three months ended September 30		For the nine months ended September 30
(unaudited — expressed in millions of United States dollars, except share and per share amounts)	2009	2008	2009	2008
Net Earnings (Loss) under CDN GAAP	$(21.5)	$64.7	$74.3	$161.6
US GAAP Adjustments:
Non-controlling interest — Note 1(f)	21.8	15.4	76.7	14.7
Inventory adjustment — Note 1(g)	—	0.4	—	0.7
Amortization of derivative gains in property, plant and equipment — Note 1(e)	0.1	—	0.2	—
Fair value of warrants — Note 1(d)	(11.9)	—	2.3	—
Capitalized stripping costs — Note 1(b)	(4.4)	(0.6)	(19.1)	(7.4)
Tax impact of the above adjustments	1.0	0.2	4.6	2.0

Net Earnings (Loss) under US GAAP	$(14.9)	$80.1	$139.0	$171.6
Attributable to non-controlling interest	(21.8)	(15.4)	(76.7)	(14.7)

Attributable to common shareholders	$(36.7)	$64.7	$62.3	$156.9

Other Comprehensive Income (Loss) under CDN GAAP	(23.4)	58.4	(4.0)	(98.0)
US GAAP Adjustments:
Non-controlling interest — Note 1(f)	—	—	—	—
Adjustment for derivative instruments — Note 1(e)	(0.1)	2.6	(2.4)	17.9

Other Comprehensive Income (Loss) under US GAAP	(60.2)	125.7	55.9	76.8
Attributable to non-controlling interest	—	—	—	—

Attributable to common shareholders	$(60.2)	$125.7	$55.9	$76.8

Earnings (Loss) per Share under US GAAP attributable to common shareholders
Basic Earnings (Loss) per Share[1]	$(0.05)	$0.10	$0.09	$0.25
Diluted Earnings (Loss) per Share[1]	$(0.05)	$0.10	$0.09	$0.25

1
The weighted average number of common shares outstanding is the same under US and Canadian GAAP.

1

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

US GAAP Condensed Balance Sheets

	As at September 30, 2009			As at December 31, 2008
(expressed in millions of United States dollars, except share and per share amounts)	CDN GAAP	US GAAP Adjustments	US GAAP	CDN GAAP	US GAAP Adjustments	US GAAP
	(unaudited)	(unaudited)	(unaudited)
Current assets — Notes 1(b),(c),(g)	$1,332.6	$(14.4)	$1,318.2	$1,124.9	$(14.3)	$1,110.6
Property, plant and equipment — Notes 1(b),(e)	5,057.0	(63.9)	4,993.1	4,748.0	(41.3)	4,706.7
Other non-current assets — Notes 1(a),(b),(c),(g),(k)	1,538.4	29.2	1,567.6	1,514.6	27.3	1,541.9

	$7,928.0	$(49.1)	$7,878.9	$7,387.5	$(28.3)	$7,359.2

Current liabilities — Note 1(d)	$487.8	$106.6	$594.4	$551.5	$(1.4)	$550.1
Non-current liabilities — Notes 1(a),(e),(g)	1,964.4	26.9	1,991.3	1,992.7	16.8	2,009.5
Non-controlling interest — Note 1(f)	107.3	(107.3)	—	56.3	(56.3)	—
Convertible preferred shares of subsidiary company	—	—	—	10.1	—	10.1
Equity
Non-controlling interest — Note 1(f)	—	107.3	107.3	—	56.3	56.3
Common shareholders' equity — Notes 1(a) — 1(m)	5,368.5	(182.6)	5,185.9	4,776.9	(43.7)	4,733.2

	$7,928.0	$(49.1)	$7,878.9	$7,387.5	$(28.3)	$7,359.2

Reconciliation of Shareholders' Equity

	As at
(expressed in millions of United States dollars, except share and per share amounts)	September 30, 2009	December 31, 2008
	(unaudited)
Common Shareholders' Equity under CDN GAAP	$5,368.5	$4,776.9
US GAAP Adjustments:
Inventory adjustment — Note 1(g)	(9.8)	(9.8)
Fair value of warrants — Note1(d)	(106.0)	—
Capitalized stripping costs — Note 1(b)	(91.0)	(76.6)
Fair value of derivatives — Note 1(e)	—	16.2
Non-controlling interest — Note 1(f)	107.3	56.3
Restatement to equity account for Echo Bay & Goodwill Impairment — Note 1(k)	0.6	0.6
Derivative instruments — Note 1(e)	28.5	30.8
Other	(4.9)	(4.9)

Equity under US GAAP	$5,293.2	$4,789.5

2

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

        Certain comparative information has been reclassified to conform to the current year's presentation.

Statements of Cash Flows

        The consolidated statements of cash flows prepared in accordance with CDN GAAP present substantially the same information that is required under US GAAP. However, as the accounting treatment for post production stripping costs is different between the two standards, it results in a difference in classification on the cash flow statements. Under CDN GAAP, post production stripping costs of $10.3 million and $36.2 million for the three and nine months ended September 30, 2009 (three and nine months ended September 30, 2008 — $8.3 million and $27.8 million) were capitalized and treated as an investing activity, but under US GAAP capitalized stripping costs are expensed and shown in the operating section of the cash flow statement.

Notes to the US GAAP Reconciliation

Note 1 — Adjustments to CDN GAAP

Current period adjustments

(a)
On January 1, 2009, the Company adopted ASC Subtopic 470-20 (formerly FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. Once adopted, ASC Subtopic 470-20 requires retrospective application to the terms of instruments as they existed for all periods presented. The adoption of ASC Subtopic 470-20 affects the accounting for the convertible debentures issued in the aggregate principal amount of $460.0 million on January 29, 2008.

  The adoption of ASC Subtopic 470-20 harmonizes the previously existing CDN GAAP and US GAAP difference with the exception of transaction costs, discussed below.

  Under CDN GAAP, transaction costs are recorded against the carrying value of the debt. However, under US GAAP, transaction costs are recorded as a deferred charge on the balance sheet. As at September 30, 2009, the net deferred charge recorded was $7.9 million (December 31, 2008 — $9.6 million). The amortization of the transaction costs is reflected in earnings under CDN and US GAAP.

  Earnings under CDN GAAP for 2008 reflect the requirements of ASC Subtopic 470-20. As a result, no adjustments to CDN GAAP earnings were required for the three and nine months ended September 30, 2008.

  As at September 30, 2009, the amount recorded in equity related to the convertible debentures was $76.6 million (December 31, 2008 — $76.6 million). The discount on the liability will be amortized over approximately three years to March 2013. The unamortized discount as at September 30, 2009 was $55.4 million (December 31, 2008 — $66.1 million). For the three and nine months ended September 30, 2009, interest of $6.4 million and $18.4 million was recorded, of which $4.4 million and $12.4 million, respectively, relates to the amortization of the discount on the liability. In the three and nine months ended September 30, 2008, interest of $6.0 million and $15.9 million was recorded, with $3.8 million and $10.1 million, respectively, related to the amortization of the discount on the liability. The effective interest rate on the liability is 5.7%.

(b)
On January 1, 2006, Kinross adopted ASC Subtopic 930-330 (formerly Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry), which differs from the Canadian Emerging Issues Committee ("EIC") No. 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC-160"). Under ASC Subtopic 930-330, production stripping costs are deemed to be variable production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred. Under EIC-160, stripping costs should be capitalized if the stripping activity can be shown to represent

3

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

  a betterment to the mineral property. For the three and nine months ended September 30, 2009, the net effect of expensing the stripping costs for US GAAP would result in a net decrease in earnings of $3.3 million and $14.4 million, net of taxes of $1.1 million and $4.7 million, respectively (three and nine months ended September 30, 2008 — $0.5 million and $5.6 million, net of taxes of $0.1 million and $1.8 million, respectively).

(c)
On January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ("EIC-173"), for CDN GAAP, which requires the quantification of the impact of credit risk when calculating the fair value of financial assets and liabilities including derivatives. EIC-173 harmonizes the accounting treatment with ASC Subtopic 820-10 (formerly SFAS No. 157, Fair Value Measurements), which the Company adopted on January 1, 2008. Prior to the implementation of ASC Subtopic 820-10 and EIC-173, the Company considered the impact of credit risk on a qualitative basis only. For 2009, the impact of this standard is reflected in our accounts under CDN GAAP. In 2008, the impact of adopting ASC Subtopic 820-10 was an increase of Other income (expense) of $14.6 million, net of taxes of $nil, a decrease in the current portion of Unrealized fair value of derivative liabilities of $2.1 million, a decrease in the long-term portion of the Unrealized fair value of derivative liabilities of $13.0 million, an increase in the current portion of Unrealized fair value of derivative assets of $0.1 million, an increase in the long-term portion of Unrealized fair value of derivative assets of $0.6 million and an increase in Accumulated other comprehensive income (loss) ("AOCI") of $1.6 million, net of taxes of $0.4 million.

(d)
On January 1, 2009, the Company adopted ASC Subtopic 815-40 (formerly EITF No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock). ASC Subtopic 815-40 defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under ASC Topic 815 (formerly SFAS 133). The adoption of ASC Subtopic 815-40 affects the accounting for the CAD$ denominated common share purchase warrants, which are considered derivative instruments and are required to be measured at fair value. There is no similar requirement under Canadian GAAP. The cumulative effect of the change in accounting principle for US GAAP is recognized as an adjustment to the opening balance of retained earnings as at January 1, 2009 of $39.4 million with a corresponding increase in Share Purchase Warrant-Liability. For the three months ended September 30, 2009, there is a decrease in Other income (expense) of $11.9 million and for the nine months ended September 30, 2009 there is an increase in Other income (expense) of $2.3 million, net of taxes of $nil, with a corresponding change in Share Purchase Warrant-Liability and a reclassification of $68.9 million from Share Purchase Warrants to Share Purchase Warrant-Liability.

(e)
Effective January 1, 2007, the Company adopted CICA HB Section 3865, "Hedges" which effectively harmonized the differences between CDN GAAP and US GAAP on derivative instruments, with a few differences remaining. Under CDN GAAP, hedge gains may be netted against property, plant and equipment, if that was the hedged risk, whereas under US GAAP hedge gains are recorded in OCI. The application of ASC Topic 815, would have resulted in an increase as at September 30, 2009 to AOCI of $28.5 million (December 31, 2008 — $30.8 million), an increase of $14.7 million in the deferred income tax liability (December 31, 2008 — $15.9 million) and a corresponding $43.2 million increase in plant, property and equipment (December 31, 2008 — $46.7 million). The impact on OCI was $0.1 million and $2.4 million for the three and nine months ended September 30, 2009 (three and nine months ended September 30, 2008 — $2.6 million and $17.9 million). Amortization of property, plant and equipment for the three and nine months ended September 30, 2009 was $0.1 million and $0.2 million (three and nine months ended September 30, 2008 — $nil).

(f)
On January 1, 2009, the Company adopted ASC Subtopic 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). ASC Subtopic 810-10 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be

4

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

  accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 were applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests.

(g)
On January 1, 2008, the Company adopted CICA HB Section 3031, "Inventories" which requires the reversal of previous inventory write downs to net realizable value when there is a subsequent increase in the value of inventories. Under US GAAP, subsequent reversals of inventory write downs are not permitted. As such, inventory would decrease by $14.4 million and accumulated deficit would increase by $11.0 million, net of taxes of $3.4 million. For the three and nine months ended September 30, 2009, none of this inventory was sold, while $0.5 million and $0.9 million of this inventory was sold in the three and nine months ended September 30, 2008.

Adjustments with no current period impact

(h)
In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CAD$200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CAD$195.6 million) and accrued interest of $2.0 million (CAD$2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA HB Section 3860, "Financial Instruments — Disclosure and Presentation" ("Section 3860"), which was retroactively applied to the accounting for the Company's convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in Contributed surplus. Under US GAAP, both the loss on the principal component and the gain on the option component would have been recognized in income. As a result, Accumulated deficit would decrease by $32.0 million with a corresponding decrease to Contributed surplus for the same amount.

(i)
CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common share capital with a corresponding offset to Accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by US GAAP and would require in each subsequent year a cumulative increase in Common share capital and a cumulative increase in deficit of $766.7 million.

(j)
Prior to the introduction of CICA HB Section 3855, "Financial instruments" on January 1, 2007, under CDN GAAP, unrealized gains on long-term investments were not recorded. Under US GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale are recorded, and the corresponding gain or loss is included as a component of comprehensive income. As at December 31, 2007, there was no longer a difference resulting from the two standards. As at December 31, 2006, $19.9 million was included as a component of AOCI. There was no tax impact on this adjustment.

(k)
Echo Bay Mines Ltd ("Echo Bay") transaction: On April 3, 2002, the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay. Based on US GAAP, it would have resulted in a gain included in earnings using fair value accounting. The fair value of the Echo Bay common shares received, under

5

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

  US GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002, resulting in a gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged. This increased the carrying value of this investment, and the gain of $49.1 million was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

  Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under US GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with US GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in CDN GAAP Other Comprehensive Income ("OCI"), increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For US GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN GAAP and US GAAP.

  For the year ended December 31, 2003, the Company computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under US GAAP, at December 31, 2003 to $0.6 million. As at September 30, 2009 and December 31, 2008, the additional goodwill remained at $0.6 million under US GAAP.

(l)
Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital. Qualifying expenditures were made in 2002. For US GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. As at September 30, 2009 and December 31, 2008, the application of US GAAP would result in a decrease in Common share capital of $1.1 million and a corresponding reduction in Accumulated deficit.

(m)
ASC Topic 718 (formerly SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment to SFAS No. 123) is similar to the Canadian accounting standard, CICA HB Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which was adopted in 2004. Accordingly, there is no CDN / US GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening balance of accumulated deficit with an offsetting adjustment to Contributed surplus. There was no tax impact on this adjustment. Under US GAAP, this adjustment would be reversed.

Note 2 — Stock-based compensation

  Total stock-based compensation expense was $6.5 million and $20.3 million for the three and nine months ended September 30, 2009 (three and nine months ended September 30, 2008 — $5.9 million and $16.6 million). As at September 30, 2009, there was $14.5 million of total unrecognized compensation costs relating to non-vested stock options. We expect to recognize this expense over a weighted average period of 3.0 years.

6

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

Note 3 — Fair value measurement disclosures

        In 2008, the Company adopted ASC Subtopic 820-10 (formerly SFAS 157) for financial assets and liabilities that are measured at fair value on a recurring basis. ASC Subtopic 820-10 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities, embedded derivatives, and derivative instruments. The adoption of ASC Subtopic 820-10 did not change the valuation techniques that the Company uses to value these assets and liabilities. The Company has elected to present information for derivative instruments on a net basis.

        The fair value hierarchy established by ASC Subtopic 820-10 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

        Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2009 include (in millions of United Stated dollars):

	Level One	Level Two	Level Three	Aggregate Fair Value
Available-for-sale securities	$71.0	$—	$—	$71.0
Embedded derivatives	—	4.6	—	4.6
Derivative instruments	(106.0)	(240.7)	—	(346.7)

	$(35.0)	$(236.1)	$—	$(271.1)

        The valuation techniques that are used to measure fair value are as follows:

Available-for-sale securities and Share Purchase Warrant liabilities:

        The fair value of available-for-sale securities and Share Purchase Warrant liabilities are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities Share Purchase Warrant liabilities are classified within Level 1 of the fair value hierarchy established by ASC Subtopic 820-10.

Derivative instruments:

        The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy established by ASC Subtopic 820-10.

Embedded derivatives:

        The fair value of embedded derivatives is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by ASC Subtopic 820-10.

7

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

Note 4 — Financial instruments

        From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices. The Company's commodity price risk associated with financial instruments related to gold and silver primarily relates to changes in fair value of existing gold and silver contracts.

        As a part of the sale of the Julietta mine, a portion of the proceeds of sale is based on the future price of gold in 2009 and 2010.

        The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars, Russian roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future non-US dollar denominated currency cash outflows. The Company has entered into forward contracts to purchase Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

        The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract. During the first quarter of 2008, the Company entered into an interest rate swap for Rio Paracatu Mineracao ("RPM"), a 100% subsidiary of Kinross.

        As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap.

        The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. The Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

        A total return swap ("TRS") was engaged during the fourth quarter of 2008 as an economic hedge of the Company's deferred share units ("DSUs"). Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At September 30, 2009, 100% of the DSUs were economically hedged, although hedge accounting was not engaged.

Credit risk management

        Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at September 30, 2009, the Company's maximum exposure to credit risk was the carrying value of trade receivables, derivative assets, and taxes recoverable.

8

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

        The following tables provide additional details of our financial instruments.

Asset Derivatives	Balance Sheet Location	September 30, 2009 Fair Value
Derivatives designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	$1.3
Foreign currency forward contracts	Unrealized fair value of derivative assets — current	27.4

		28.7

Derivatives not designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	16.0
Gold contract related to Julietta sale	Unrealized fair value of derivative assets — current	1.7
Total return swap	Unrealized fair value of derivative assets — current	0.4

		18.1

Foreign currency forward contracts	Unrealized fair value of derivative assets	8.3
Gold contract related to Julietta sale	Unrealized fair value of derivative assets	2.9

		11.2

Total asset derivatives		$58.0

Liability Derivatives	Balance Sheet Location	September 30, 2009 Fair Value
Derivatives designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	$80.6
Foreign currency forward contracts	Unrealized fair value of derivative liabilities — current	2.0
Energy forward contracts	Unrealized fair value of derivative liabilities — current	1.2

		83.8

Gold and silver forward contracts	Other long-term liabilities	183.7
Interest rate swap contracts	Other long-term liabilities	7.1

		190.8

Derivatives not designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	15.8
Share purchase warrant liability	Unrealized fair value of derivative liabilities — current	106.0

		121.8

Interest rate swap contracts	Other long-term liabilities	3.7

		125.5

Total liability derivatives		$400.1

9

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)
				Amount of Loss Reclassified from AOCI into Income (Effective Portion)
			Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	Three months ended September 30, 2009	Nine months ended September 30, 2009		Three months ended September 30, 2009	Nine months ended September 30, 2009
Gold and silver forward contracts	$(59.1)	$(124.4)	Metal sales	$2.6	$12.1
Energy forward contracts	(0.3)	2.4	Cost of sales	1.8	7.3
Foreign currency forward contracts	18.4	68.9	Cost of sales	2.2	22.5
Foreign currency forward contracts	1.5	2.9	General and administrative	(1.4)	(2.2)
Interest rate swap contracts	(0.8)	0.8	Other income (expense) — net	—	—

	$(40.3)	$(49.4)		$5.2	$39.7

	Amount of Gain or (Loss) Recognized in Income on Derivative
Derivatives not designated as hedging Relationships	Three months ended September 30, 2009	Nine months ended September 30, 2009	Location of Gain or (Loss) Recognized in Income on Derivatives
Interest rate swap	$(1.8)	$(3.1)	Other income (expense) — net
Foreign currency forward contracts	(0.1)	0.4	Other income (expense) — net
Gold contract related to Julietta sale	1.5	3.2	Other income (expense) — net
Total return swap	0.4	0.1	Other income (expense) — net
Fair value of Canadian dollar denominated share purchase warrants	(11.9)	2.3	Other income (expense) — net

	$(11.9)	$2.9

Amount excluded from the assessment of Hedge Effectiveness
Gold and silver forward contracts	$(1.2)	$(0.5)	Other income (expense) — net

10

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

        The following table provides a summary of derivative contracts outstanding at September 30, 2009.

	2009	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	52,020	219,000	319,660	74,075	664,755
Average price	646.66	642.30	621.24	674.44	636.09

Gold forward buy contracts (ounces)	52,020	—	—	—	52,020
Average price	791.03	—	—	—	791.03

Silver forward sell contracts (ounces 000's)	900	3,600	3,600	—	8,100
Average price	10.71	10.71	10.71	—	10.71

Silver forward buy contracts (ounces 000's)	900	—	—	—	900
Average price	10.58	—	—	—	10.58

Purchased silver put contracts (ounces 000's)	—	689	2,806	—	3,495
Average price	—	13.00	13.00	—	13.00

Sold silver collar contracts (ounces 000's)	—	689	2,806	—	3,495
Average price	—	16.86	17.29	—	17.20

Foreign currency
Brazil reias forward buy contracts
(in millions of U.S. dollars)	39.9	60.0	—	—	99.9
Average price	1.90	2.50	—	—	2.26

Chilean pesos forward buy contracts
(in millions of U.S. dollars)	17.5	24.0	—	—	41.5
Average price	531.95	699.16	—	—	628.65

Russian roubles forward buy contracts
(in millions of U.S. dollars)	8.1	48.0	—	—	56.1
Average price	25.28	34.93	—	—	33.54

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	9.4	—	—	—	9.4
Average price	1.25	—	—	—	1.25

Energy
Oil forward buy contracts (barrels)	51,000	132,000	—	—	183,000
Average price	92.27	72.50	—	—	78.01

Note 5 — Contingencies

General

        Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

11

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

Other legal matters

        The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows. The Company has settled various litigation.

Aurelian Warrant Litigation

        On September 30, 2008, the Company completed its acquisition of 100% of the issued and outstanding common shares of Aurelian Resources Inc. ("Aurelian"). Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005 claiming aggregate damages of approximately CAD$150 million or, in the alternative, approximately 15.2 million Aurelian common shares (after adjusting for Aurelian's four-for-one common share split on June 22, 2007).

        This litigation was settled in September 2009, and the underlying actions are scheduled to be dismissed with prejudice by end of November 2009.

Income taxes

        The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at September 30, 2009 the Company had the following significant disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

Brazil

        During the second quarter of 2009 the Brazilian federal legislature passed a tax amnesty program. A Brazilian taxpayer could agree to settle its federal tax debts resulting from an assessment of tax before December 1, 2009 at a discount. The discount varies by payment option but is a significant reduction in penalties, interest charges and legal charges. The Company is currently undergoing an assessment to determine the impact of the tax amnesty program.

        In early August 2009, the Company's wholly-owned Brazilian subsidiary, Rio Paracatu Mineracao S.A. ("RPM"), the owner of Paracatu, received a tax assessment from the Brazilian Federal tax authorities in the amount of $146 million, including penalties and interest of $82 million. The assessment denies deductions for goodwill claimed by RPM during 2005 through 2008. As at September 30, 2009 the Company has a future tax asset of approximately $75 million recorded in its financial statements in respect of the goodwill balance, the future deduction of which will depend on the outcome of the assessment. The Company has assessed the net tax benefit related to this item, concluding it appropriate. On September 1, 2009 the Company filed its administrative appeal of this assessment.

        In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax year in the amount of approximately $30 million. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On January 15, 2009, the Company filed its administrative appeal of the assessment. The Company believes that the basis for this assessment is equally relevant to the 2004 tax year of the same Brazilian subsidiary. As at September 30, 2009, the amount was $85.4 million (December 31, 2008 — $63.9 million). The Company

12

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

does not believe that the basis for the current assessment would result in any potential liability in respect of any periods prior to the 2003 tax year or subsequent to the 2004 tax year.

        Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $8.6 million (December 31, 2008 — $6.2 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment.

        In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $122.7 million (December 31, 2008 — $88.1 million), including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

        In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $45.3 million (December 31, 2008 — $34.3 million). The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment.

        In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $27.9 million (December 31, 2008 — $21.1 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

Note 6 — Adoption of Accounting Standards

        On January 1, 2009, the Company adopted ASC Topic 805 (formerly SFAS No. 141 (revised 2007), Business Combinations). Under ASC Topic 805, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. ASC Topic 805 is effective for business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after December 15, 2008, which was the beginning of the 2009 fiscal year for the Company. The adoption of ASC Topic 805 did not have an impact on the consolidated financial statements, since there was no business combination during the nine months ended September 30, 2009.

        On January 1, 2009, the Company adopted ASC Subtopic 815-10 (formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133), which requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC Topic 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. Other than the required disclosures (see note 4) the adoption of ASC Subtopic 815-10 had no impact on the consolidated financial statements.

        On January 1, 2009, the Company adopted ASC Subtopic 805-20 (formerly FSP FAS No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. ASC Subtopic 805-20 applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. ASC Subtopic 805-20 requires that the acquirer will recognize such an asset or liability if the acquisition-date fair value of

13

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with ASC Subtopic 450-20 (formerly SFAS No. 5, Accounting for Contingencies), are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. The adoption of ASC Subtopic 805-20 did not have an impact on the consolidated financial statements, since there was no business combination during the nine months ended September 30, 2009.

        On January 1, 2009, the Company adopted ASC paragraphs 323-10-35-14A and 35-32A (formerly EITF Issue No. 08-6, Equity Method Investment Accounting Considerations), concurrently with the adoption of ASC Topic 805 and ASC Subtopic 810-10. The intent of ASC paragraphs 323-10-35-14A and 35-32A is to clarify the accounting for certain transactions and impairment considerations related to equity method investments as modified by the provisions of ASC Topic 805 and ASC Subtopic 810-10. The adoption of ASC paragraphs 323-10-35-14A and 35-32A did not have a significant impact on the consolidated financial statements.

        In the second quarter of 2009, the Company adopted ASC paragraph 320-10-65-1 (formerly FSP FAS No. 115-2 and FAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments) which modifies the other-than-temporary impairment guidance for debt securities through increased consistency in the timing of impairment recognition and enhanced disclosures related to the credit and noncredit components of impaired debt securities that are not expected to be sold. In addition, increased disclosures are required for both debt and equity securities regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. The adoption of ASC paragraph 320-10-65-1 did not have a significant impact on the consolidated financial statements.

        In the second quarter of 2009, the Company adopted ASC paragraph 825-10-65-1 (formerly FSP FAS No. 107-1 and APB Opinion No. 28-1, Interim Disclosures about Fair Value of Financial Instruments) which requires fair value disclosures for all financial instruments whether recognized or not in the statement of financial position. With the issuance of ASC paragraph 825-10-65-1, on a quarterly basis quantitative and qualitative information will be required to be disclosed about the fair value estimates for all financial instruments. Other than the required disclosures the adoption of ASC paragraph 825-10-65-1 had no impact on the consolidated financial statements.

        In the second quarter of 2009, the Company adopted ASC paragraph 820-10-65-4 (formerly FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly) which clarifies the methodology used to determine fair value when there is no active market or where the price inputs being used represent distressed sales. ASC paragraph 820-10-65-4 also reaffirms the objective of fair value measurement, as stated in ASC Subtopic 820-10, which is to reflect how much an asset would be sold for in an orderly transaction. It also reaffirms the need to use judgment to determine if a formerly active market has become inactive, as well as to determine fair values when markets have become inactive. The adoption of ASC paragraph 820-10-65-4 did not have an impact on the consolidated financial statements.

        In the second quarter of 2009, the Company adopted ASC Section 855-10-25 (formerly SFAS No. 165, Subsequent Events) which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC Section 855-10-25 also requires entities to disclose the date through which subsequent events were evaluated as well as the basis for this date, that is, whether the date represents the date the financial statements were issued or available to be issued. Other than the required disclosures the adoption of ASC Section 855-10-25 had no impact on the consolidated financial statements.

        In the third quarter of 2009, the Company adopted the FASB Accounting Standards Codification ("ASC") (formerly issued as SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). The ASC is the single source of authoritative US

14

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the ASC changed the Company's references to US GAAP accounting standards but did not have any impact on the consolidated financial statements.

Note 7 — Recently issued accounting pronouncements

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167") (to be included in ASC Topic 810). SFAS 167 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities), as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166; and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation do not always provided timely and useful information about an enterprise's involvement in a variable interest entity. SFAS 167 will be effective at the start of a company's first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The Company is currently evaluating the impact, if any, that the adoption of SFAS 167 will have on its consolidated financial statements.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140" ("SFAS 166") (to be included in ASC Topic 860). SFAS 166 amends ASC Topic 860 (formerly SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"), by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. SFAS 166 will be effective at the start of a company's first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The Company is currently evaluating the impact, if any, that the adoption of SFAS 166 will have on its consolidated financial statements.

        In August 2009, the FASB issued Accounting Standard Update no, 2009-05, Fair Value Measurements and Disclosures ("ASU 2009-05") which amends ASC Topic 820 to provide guidance on the fair value measurement of liabilities. This ASU provides clarification that in circumstances in which a quoted market price in an active market for the identical liability is not available, the fair value of the liability should be measured using one or more of the valuation techniques described in the ASU. The ASU will be effective for annual financial statements for the year ended December 31, 2009. The Company is currently evaluating the impact, if any, that the adoption of this ASU will have on its consolidated financial statements.

        During 2009, the FASB issued several ASUs (ASU No. 2009-01 through ASU No. 2009-12. Except for the ASUs described above (ASUs No. 2009-01 and 2009-05), these ASUs provide technical corrections to existing guidance or affect guidance related to specialized entities and therefore have limited, if any, impact on the Company's consolidated financial statements.

Other information

(a)
The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both US and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and CDN GAAP.

(b)
Under CDN GAAP, Kinross proportionately consolidates its interests in incorporated joint ventures. These investments would be accounted for using the equity method under US GAAP. The Company relies on an

15

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and nine months ended September 30, 2009
(unaudited)

  accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F where the differences that would result from using proportionate consolidation for investments in joint ventures pursuant to CDN GAAP does not need to be included in the US GAAP Note. Each of the joint ventures qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

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  Exhibit 99.1
Management's Discussion & Analysis For the three and nine months ended September 30, 2009
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of United States dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, (unaudited and expressed in millions of United States dollars)
KINROSS GOLD CORPORATION Reconciliation to Generally Accepted Accounting Principles in the United States For the three and nine months ended September 30, 2009 (unaudited)